KANBAY®

PEOPLE & TECHNOLOGY: POWERING TRANSFORMATION℠

KANBAY
INTERNATIONAL INC

P.E.
12-31-05

AR/S

2005

06036773

Provider of the world's most efficient end-to-end solutions

SEC MAIL
RECEIVED
MAY 2006
WASH. D.C.
192
SECTION

PROCESSED
MAY 25 2006 E
THOMSON
FINANCIAL



To our stockholders:

A year ago, we reported to you on our successful transformation into a public entity. During the intervening year, we have undertaken a series of strategic steps aimed at sustaining our rapid growth while positioning ourselves to compete effectively in the future. Meanwhile, we have continued to execute on our distinctive strategy: differentiating ourselves in the marketplace by offering clients a combination of operational efficiency, innovative solutions and transformational expertise. Our results this year demonstrated our sound execution of this strategy.

Our 2005 revenues were $230.5 million. From 2001 through 2005, our revenues increased by a compound annual growth rate of 35 percent. Earnings per share reached $0.88 in 2005, as we improved margins with better economies of scale. Excluding the divestiture of our products business in Australia, third-party revenue grew by 48 percent and our related-party relationships remained strong. We celebrated the completion of 15 years of work with our largest client, HSBC, a major milestone that testifies to our ability to work effectively with a large global organization.

With our unique global service line reach, we believe Kanbay will be able to compete even more effectively with top-tier industry players: more balanced than any offshore player, with a faster, more agile and more efficient delivery model than large global players. With vertical domain skills and management consulting capabilities that distinguish it from offshore competitors, and with deep, broad-ranging domain expertise that gives it the opportunity to expand deeper into other verticals, Kanbay is a living example of the IT services industry of the future ...today.

Sustaining rapid growth in this market demands a regimen of targeted investment. As the market continues to mature, clients will demand high-value management consulting expertise that enables transformation, delivered in an agile and cost-effective manner. Our vision to meet clients' emerging requirements led us to build strategic alliances, to make investments that deepen our strength in specific dimensions, and to target acquisitions that add to our depth in key areas, while enabling us to expand our offerings into new verticals.

In 2005, we enhanced our world-class customer care as we continued to differentiate ourselves through strategic relationship management, effective organization of teams and commitment of a high level of senior resources and subject matter experts. We made targeted investments in key practice areas, especially application outsourcing and testing. We also strengthened key vertical practices such as insurance, where our expanded global network offered deep insurance domain expertise and the ability to deliver high-value IT solutions



Raymond J. Spencer

Co founder, Chairman and Chief Executive Officer

to health, life and property and casualty providers around the world. Our insurance experts individually have more than 20 years of experience working with leading insurance providers on IT solutions and services, reflecting a level of experience that is increasingly typical of our subject matter experts.

Reflecting our commitment to deep domain expertise, we undertook a reorganization of our practices, placing more emphasis on driving the business through the verticals in order to address industry-specific issues and needs. Building on this strategy, we completed the acquisition of Accurum, an IT services provider to the capital markets industry. Its wealth of high-end domain expertise deepened our Securities & Investments practice in key areas, including sales and trading, risk management and research.

We formed an important strategic alliance with ASG, a leading provider of application productivity improvement solutions. Building on our proprietary Transformation*Link* methodology, this alliance will accelerate the delivery of end-to-end application management and modernization solutions for the financial services industry.

Building on our strong business model, we began in 2005 to explore the potential acquisition of Adjoined, a rapidly growing mid-sized provider of strategic and operational consulting, technology integration, and outsourcing services. We completed this acquisition in March 2006. Adjoined met a number of key criteria, with deep expertise in key verticals, including Consumer and Industrial Products, Communications & Media and Life Sciences. One of only seven certified SAP hosting partners in the United States, Adjoined offers infrastructure management and application management and support services at two data centers. In addition, Adjoined straddles an array of strategy and operational consulting services that range from supply chain management to customer value management to research services. We believe that this is a rare breakthrough acquisition that will enhance our existing capabilities in key areas of strategy and operational consulting, while leveraging our capabilities across a major new vertical.

Our accomplishments in 2005 secured significant recognition from a range of industry observers and experts. Among others, Kanbay was ranked #9 on *BusinessWeek's* Top 100 "Hot Growth" Companies, was named one of *Forbes'* 25 Fastest-Growing Technology Companies, and was selected as one of *IT Week's* Top 50 Technology Innovators of 2005. Such recognition is a testament to the strong fundamentals of our business, our continued operational success, the appeal of our particular model, and our ability to deliver the types of transformational solutions that help add top- and bottom-line value to our clients.

The Operations Review section of this report will discuss how our accomplishments in 2005 achieved several dimensions of transformational impact:

» **For our company,** by building both vertical and horizontal domain expertise.

» **For the industry,** by changing the traditional, siloed concept of onshore and offshore into a client service model where the delivery of work streams is fundamentally transparent.

» **For our customers,** by creating a professional services firm capable of offering customers what they need to remain abreast of change: a truly agile, highly integrated suite of strategic operational consulting, technology and outsourcing solutions provided through a proven global delivery platform.

Thanks to you for your continued confidence in Kanbay as we continue to transform ourselves for success in the year ahead.

Sincerely,

Raymond J. Spencer
Co-founder, Chairman and Chief Executive Officer
May 15, 2006


transforming ourselves

2006 will be a pivotal year, as Kanbay builds on its recent acquisitions and organic growth. A key challenge will be to sustain our already substantial growth in third-party revenue, and thus continue to reduce our client concentration.

Our strategy is to differentiate ourselves in the marketplace by offering clients a combination of operational efficiency, innovative solutions and transformational expertise. Our unique characteristics differentiate us from the sub-$1 billion consultancies and the pure offshore players, and position us to compete on a more efficient basis with the larger firms.

Our common global culture delivers an added dimension of value for many of our stakeholders. Based on a scientific approach, it uses a comprehensive framework to align behavior with integrated systems and structures. It delivers a consistent client experience, with virtually 100 percent of our clients willing to provide references. It is recognized as attractive to our associates, who have the prospect of pursuing flexible career paths globally. And it is attractive to investors due to high retention rates, which maintain the strength of our relationships and the stability of our intellectual property.

During the year, we worked to enhance our customer offerings through a combination of internal investments, strategic alliances and targeted acquisitions. Our vision was to build on our current capabilities by offering a broader range of formal management consulting focused on customer value and operating efficiency, including:

» Consulting expertise that would encompass such strategic areas as supply chain management and customer value management.

» A force of strategic consultants that would average more than 10 years' experience in their industry or field.

» Technology integration offerings that would embrace Customer Relationship Management (CRM), Enterprise Resource Planning (ERP) and Business Intelligence (BI).

» Centers of Excellence in these areas that would help build domain knowledge and competencies for our technology offerings.

» Deepened ERP implementation capability in SAP and Oracle.

Transforming ourselves

"In the emerging professional services marketplace, a best-of-breed single-source provider will need to have the delivery capability of a Tier One firm, wrapped within a highly agile, flexible and responsive service organization."

"The best of all worlds means focused industry expertise, a broad and deep service offering, and proven global delivery."

We believed it would be critical to have application development offerings that would include enterprise architecture, legacy modernization, web enablement and independent testing services. In addition, we saw it was crucial that our outsourcing and maintenance offerings reflect Centers of Excellence across a number of areas and technologies.

We also saw that it made sense to support our deep domain expertise by placing more emphasis on driving the business through vertical industry sector practices. As we contemplated strategic acquisitions, we looked at the benefits of extending our practice into new key verticals. Our vision was to build on our core strength in Financial Services and broaden the scope of our offerings into Consumer and Industrial Products, Communications & Media and Life Sciences. Our vision also included building a stronger Business Intelligence practice that would greatly enhance our ability to deliver vertically focused business intelligence solutions to the marketplace.

During the year, by making strategic internal investments, completing the acquisition of Accurum and preparing for the eventual acquisition of Adjoined, we laid the groundwork for continual transformation, along the lines laid out in this vision. Thanks to these steps, we are now capable of addressing a broader range of needs for a more diversified base of clients.

Our vision for 2006 is that at the end of the year, we will have more than 7,000 associates, delivering solutions to more than 200 customers from 21 locations around the world, with enhanced customer service and world-class customer care, well positioned to accelerate third-party revenue growth and to compete on a larger scale.

Transforming the industry

"There is a fundamental transformation in the professional services industry. The concept of onshore and offshore will change from the traditional 'siloed' definition. It will evolve into a client service model where the delivery of work streams is fundamentally transparent."

"What is needed is a new breed of firm that combines strategic insight, industry expertise, and agile, cost-effective delivery."

Our transformation reflects more than just the business vision of one company. It also represents a fundamental shift in the professional services industry. It catalyzes a business model that recasts the business/IT services industry of the future.

Kanbay is unique among our peers – a solution provider with the intellectual property and delivery capabilities of a Tier 1 firm, wrapped within a highly agile, flexible and responsive service organization. Earlier generation offshore firms provide low cost, but have limited ability to innovate and recommend solutions to meet the unique business needs of a client's company and industry. Meanwhile, in providing end-to-end global solutions, traditional large professional services firms may provide similarly innovative solutions, but at a much higher cost of ownership.

Kanbay's model combines the best of all worlds—focused industry expertise, deep service offerings and proven global delivery—into one agile and scalable firm—one that:

- Provides truly efficient and transparent service delivery, an integrated single point solution and improved return on investment;
- Achieves the global infrastructure that is essential for the professional services firm of the future; and
- Transforms industry dialogue about what constitutes a best-of-breed single source provider.

At this time, we believe we are the only professional services firm capable of offering customers a truly agile, highly integrated suite of strategic and operational consulting, technology and outsourcing solutions through a proven global delivery platform. This model for the future will combine a proven ability to blend advisory consulting services with deep technology expertise to develop business solutions and provide ongoing servicing on a global scale. We consistently strive to be the world's most efficient provider of single-point integrated business solutions, offering superior return on deployed client capital and a low total cost of ownership. Feedback from a client indicated that on a cost per deliverable basis, we are 20 percent more efficient than the next nearest competitor.

Thanks to our aggressive program of strategic investment and other targeted initiatives, Kanbay is now poised to offer a unique combination: we are able to provide deep domain expertise and industry insights that surpass those of offshore competitors, while simultaneously delivering solutions with greater agility and efficiency than the large industry players. This combination of management consulting capabilities and a cost-effective, agile delivery model effectively addresses clients' emerging needs ... and positions us to play a transformational role in the IT services industry.


transforming the


transforming relationships

In the future, the rapidly changing technology environment will place unprecedented demands on our clients. Clients will expect a truly efficient service delivery that offers an integrated single point solution delivered in a seamless fashion, resulting in a lower total cost of ownership and better return on investment.

The constant transformation demanded by the new environment will also require seamless end-to-end business solutions that can be delivered ona global scale. Clients will also demand high-value management consulting expertise that enables transformation, delivered in an agile and cost-effective manner.

Addressing these client requirements will demand a consulting firm capable of transcending any technology life cycle—providing full-service delivery of consulting, complex technology solutions and outsourcing, with all three capitalizing on a unified global services delivery platform.

Our company responds to that need by offering large-scale global delivery with deep domain and industry expertise. Kanbay brings together a full-service capability that combines management consulting, complex technology solutions and outsourcing value. Global, value-added delivery and process experts team together to produce transformative projects and long-term benefits. They are supported by highly leveraged end-to-end industry and technology practices that are enriched by strong business intelligence and independent, proprietary research on customer trends across six industries.

This combination of expertise will enable our clients to transcend technology trends as we support them in their ongoing transformation. Here are several examples of our transformational capabilities in action:

» In order to cut costs and substantially increase customer responsiveness, a leading provider of enterprise market solutions needed to streamline a jumble of inconsistently formatted consumer data provided by 792 disparate retailers. We built a system that gathered the data from each retailer's input files, then converted and mapped it in a predefined standard layout. The resulting system enabled supple and flexible analysis, gave the client timely and effective insights into consumer behavior, and saved $1.5 million in maintenance costs.

» One of the largest minority-owned banks in the United States sought to overcome its disjointed systems and establish itself as a leading Small Business Applications (SBA) lending provider. We created a solution

Transforming client organizations

"Clients demand a hybrid approach, one that is dynamic and scalable depending on specific project requirements. Ideally, providers will be able to combine the security and responsiveness of a face-to-face, onsite team with the flexibility of a regional team of experts and the economic leverage of a skilled offshore team."

"Clients will require an integrated single-point solution ... one that combines agility and efficiency with service line leadership that transcends technology trends."

that automated the entire commercial lending process from the time the loans were initiated until they were closed and funded. The solution optimized workflow, eliminated redundant service providers and applications, and drastically cut transaction fees. All these benefits enabled the bank to strengthen its competitive position.

» Seeking to expand, an automotive client first needed to integrate its manufacturing and business processes. We used our unique business process modeling (BPM) methodology to establish the client's critical requirements, then applied Lean and ISO principles to eliminate unnecessary steps in the company's business processes. We then installed a new ERP system that took full advantage of the client's realigned processes, while yielding the flexibility needed to handle distributed manufacturing and the scalability required to handle anticipated growth.

» A Fortune 500 insurer was stymied at a critical stage in the rollout of its new policy processing system to 7,500 independent agents. The vendor support contract was coming to an end, all system knowledge was retained by the vendor, and the system's minimal documentation was in a different language from that used by the client. Kanbay created fresh technical documentation directly from the source code, then completed knowledge transfer to the client within three months. Using the new system, the client was enabled to achieve a fivefold improvement in its resolution of tickets—a huge increase in productivity.

As the technology environment continues its rapid pace of change, Kanbay will sustain the infrastructure and resources necessary to stay ahead of clients' business needs. The continued extension of Kanbay's advisory and integration services creates a consulting firm capable of transcending any technology life cycle and providing its customers with seamless end-to-end business solutions on a global basis. Our unique combination of capabilities will have even greater client impact as we continue to use our strengths to address client needs and support continuous, self-renewing change.

Board of Directors

Donald R. Caldwell
(1) (3) (4), Chairman, Cross-Atlantic Capital Partners, Inc.

Cyprian D'Souza
Executive Director—Kanbay India

Harry C. Gambill
(2), President and Chief Executive Officer, TransUnion LLC

Kenneth M. Harvey
(2) (4), Group Chief Information Officer of HSBC Holdings plc

Michael E. Mikolajczyk
(3) (4), Managing Director, Catalyst Capital Management, LLC

B. Douglas Morriss
(2) (3), Chairman and CEO, Morriss Holdings Inc.

Raymond J. Spencer
(1), Co-founder, Chairman and Chief Executive Officer, Kanbay International, Inc.

Contacting the Kanbay Board of Directors

For reporting comments about Kanbay's accounting, internal accounting controls, auditing matters or other concerns to the Board of Directors or to the Audit Committee, write to Kanbay Board of Directors, Kanbay International, 6400 Shafer Court, Rosemont, Illinois 60018 (USA), call +1.847.384.8850 or send an email to ir@kanbay.com

Legend

(1) Executive Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee
(4) Compensation Committee

Executive Officers



Raymond J. Spencer
Chairman and Chief Executive Officer



Jean Cholka
Chief People Officer



Ken Coppins
Executive Vice President—World Class Solutions



William F. Weissman
Executive Vice President,
Chief Financial Officer and Secretary



Roy K. Stansbury
Executive Vice President—Global Client Services



Larry Gordon
Executive Vice President—Global Sales & Marketing



Cyprian D'Souza
Executive Director—Kanbay India



Aparna U. Katre
Executive Vice President—Global Business Innovation



Rodney J. Rogers
Senior Managing Director

A Message from the CFO

2005 was a year of significant accomplishment for Kanbay. We demonstrated that our business strategy was solid and that we are well positioned going forward.

We achieved revenue growth of 26%, reaching $230.5 million in 2006 as compared to $182.6 million in 2004, with strong growth at our long-standing, key relationships as well as our newer clients. Our client base grew by 59% in 2005, which positions us well for 2006 and beyond.

We also refined the business by divesting of underperforming assets and adding to our capital markets strength through the acquisition of Accurum. Refining our operations and continuing to gain economies of scale on our support costs allowed us to realize operating profit increases that outpaced our revenue growth. Income from operations increased by 33%, from $31.1 million in 2004 to $41.3 million in 2005.

We continued our expansion program in India, where we continued to add facilities in Pune and started a new campus in Hyderabad. We plan to spend approximately $50 million in 2006, most of which will be spent in the first half of the year, as we complete that phase of our expansion project. We also purchased land and buildings previously leased in Pune, which should result in future cost savings.

Kanbay continues to emphasize strong corporate governance. In this regard, in 2005 we completed our first year of audit of management's assessment of internal controls by our independent auditors in accordance with Sarbanes-Oxley 404. The results of that audit reaffirmed our confidence in our internal controls.

2005 was a year of refining our operations and building for the future through the expansion of our client base, adding to the depth and breadth of our service offerings and building out our infrastructure in India. We are pleased with our position going into 2006 and look forward to another year of profitable growth.

William Weissman

William F. Weissman
Chief Financial Officer

Selected Financial Data

The following table presents selected historical consolidated financial data as of, and for the years ended, December 31, 2001, 2002, 2003, 2004, and 2005, which has been derived from our audited consolidated financial statements. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes for the years ended December 31, 2005, 2004 and 2003, which are included in the audited consolidated financial statements.

(dollars in thousands except per share amounts)

	2005	2004	2003	2002	2001
Consolidated statements of operations data:					
Net revenues—related parties	$ 149,030	$ 120,377	$ 70,942	$ 50,253	$ 38,001
Net revenues—third parties	81,447	62,229	36,211	32,336	31,653
Total revenues	230,477	182,606	107,153	82,589	69,654
Cost of revenues	121,198	96,139	58,675	46,977	39,786
Gross profit	109,279	86,467	48,478	35,612	29,868
Selling, general and administrative expenses:					
Sales and marketing expenses	18,791	17,501	11,420	6,129	7,176
General and administrative expenses	39,231	30,958	24,072	22,056	21,368
Stock compensation expense	337	1,179	1,354	1,571	2,521
Total selling, general and administrative expenses	58,359	49,638	36,846	29,756	31,065
Depreciation and amortization	9,353	5,712	3,308	2,682	2,437
Loss on sale of fixed assets	234	32	36	38	57
Income (loss) from operations	41,333	31,085	8,288	3,136	(3,691)
Other income (expense):					
Interest income and other, net	1,527	431	(347)	(332)	(296)
Equity in earnings of affiliate [1]	1,485	2,517	2,046	2,241	861
Gain on sale of net assets [2]	270	—	—	—	—
Loss on investment	—	—	—	—	(644)
Income (loss) before income taxes	44,615	34,033	9,987	5,045	(3,770)
Income tax expense (benefit)	11,475	6,679	(1,452)	226	18
Income (loss) before cumulative effect of accounting change	33,140	27,354	11,439	4,819	(3,788)
Cumulative effect of accounting change [3]	—	—	—	(2,043)	—
Net income (loss)	33,140	27,354	11,439	2,776	(3,788)
Dividends on preferred stock	—	(277)	(608)	(608)	(608)
(Increase) decrease in carrying value of stock subject to repurchase	—	—	3,063	4,077	(676)
Income (loss) available to common stockholders	$ 33,140	$ 27,077	$ 13,894	$ 6,245	$ (5,072)
Income (loss) per share of common stock:					
Basic	$ 0.97	$ 1.02	$ 0.68	$ 0.30	$ (0.25)
Diluted	0.88	0.83	0.50	0.23	(0.25)
The composition of stock compensation expense is as follows:					
Cost of revenues	$ 46	$ 488	$ 573	$ 772	$ 728
Sales and marketing expenses	15	201	256	260	261
General and administrative expenses	276	490	525	539	1,532
	$ 337	$ 1,179	$ 1,354	$ 1,571	$ 2,521
Consolidated balance sheet data:					
Cash and cash equivalents	$ 19,520	$ 29,126	$ 17,419	$ 10,127	$ 5,340
Working capital	111,631	72,011	12,618	7,117	2,891
Total assets	217,476	180,166	68,359	51,129	41,974
Long-term debt	—	—	—	1,761	2,668
Preferred stock	—	—	3	3	3
Total stockholders' equity	188,116	143,080	47,508	24,809	14,593

(1) On November 30, 2000, we acquired a 49.4% interest in SSS Holdings Corporation Limited (SSS) in exchange for 2,086,697 shares of our common stock valued at approximately $15.9 million. As of December 31, 2005, we owned approximately 48.9% of SSS. We account for SSS under the equity method of accounting.

(2) On May 31, 2005, we sold our security and connectivity business in Australia to Loop Technology Pty Limited for a net sales price of $351,000. We recognized a gain of $270,000 on the sale of this business in 2005.

(3) Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 does not permit goodwill and indefinite-lived intangible assets to be amortized. Upon adoption of SFAS No. 142, we recorded a non-cash charge of $2.0 million to reduce the carrying value of goodwill. This non-cash charge was recorded as a cumulative effect of an accounting change. If we had applied SFAS No. 142 retroactively as of January 1, 2001, our net loss would have been $(2.4) million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this report. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report.

Overview

We are a global provider of information technology services and solutions focused on the financial services industry. We combine technical expertise with deep industry knowledge to offer a broad suite of services, including application development, maintenance and support, software package selection and integration, business process and technology advisory services, and other specialized services through our global delivery model. We focus on the financial service industry and provide our services primarily to companies in the banking, securities and investments and insurance industries.

Revenues increased to $230.5 million in 2005, from $182.6 million in 2004 and $107.2 million in 2003. Net income increased to $33.1 million, or $0.88 diluted earnings per share in 2005, from $27.4 million and $11.4 million, or $0.83 and $0.50 diluted earnings per share, in 2004 and 2003, respectively. Revenues increased in each industry group we serve. Revenue growth continued in 2005 from both related parties and third parties over 2004 and 2003 levels. One of our on-going key initiatives is to grow our third party revenues, which grew 30.9% in 2005 over 2004 and is expected to grow by approximately 40.0% in 2006 over 2005 levels. The majority of our services continue to be provided to clients in North America. Approximately 89.0% of our revenues came from work performed in North America, 8.0% from India and Asia Pacific and 3.0% from Europe in 2005.

Our income from operations increased to $41.3 million in 2005 compared to $31.1 in 2004 and $8.3 in 2003. As a percentage of revenues, income from operations increased to 17.9% in 2005, from 17.0% and 7.8% in 2004 and 2003, respectively. Income from operations increased in 2005 over 2004 levels primarily due to revenue growth and decreased selling, general and administrative expenses as a percentage of revenue. Gross margin of 47.4% was consistent with the prior year. Operating margin growth in 2004 over 2003 resulted from higher gross margins and a decrease in selling, general and administrative expenses as a percentage of revenue. Gross margins increased primarily due to increased services delivered from our offshore delivery centers in India, which yield higher gross margins than services performed at our onsite and offsite locations. Our selling, general and administrative expenses have decreased as a percentage of revenue as our basic support infrastructure, including finance, human resources and IT support functions, enabled us to increase our volume of activity with limited increases in expenditures.

Acquisitions in 2005

We completed two acquisitions during 2005. On March 3, 2005, we acquired Accurum, Inc. ("Accurum"), an IT services provider to the capital markets industry. Accurum provides application development, enterprise application integration, web services, data warehousing and quality assurance and testing within the front and middle office of capital markets firms, including sales and trading, risk management and research. This acquisition complements the solutions that we offer to our clients in the areas of asset management, investment banking and securities trading. As of the acquisition date, Accurum had 169 employees worldwide, located in offices in New York and New Jersey and a solution center in Chennai, India. The purchase price was approximately $5 million subject to certain adjustments, plus contingent payments of up to $7 million payable upon the achievement of certain performance targets.

On October 19, 2005, our Indian subsidiary, Kanbay Software (India) Private Limited ("KSIL") acquired 100% of the outstanding shares of Pune Software Park Private Limited ("PSP Corporation") for $3.8 million (170 million rupees). PSP Corporation owned a technology park and development center in Pune, India which was occupied and leased primarily to KSIL. We believe our strategic decision to purchase rather than lease this facility will result in future cost savings and increase capacity for future growth. Approximately $283,000 of the closing payment is held in an escrow account to satisfy certain indemnification obligations of the sellers that may arise under the purchase agreement. The Company has accounted for this acquisition as a purchase transaction in the fourth quarter of 2005.

Sale of Security and Connectivity Business in 2005

On May 31, 2005, we sold our security and connectivity business in Australia to Loop Technology Pty Limited (Loop) for approximately $351,000. Our security and connectivity business sold third party software licenses and provided support for those licenses. The sale of this business will allow us to focus on growing our core services business. We have entered into a transitional services agreement with Loop to provide certain administrative services through the first quarter of 2006. In addition, we have entered into a sublease agreement with Loop for office space it uses in Melbourne and Brisbane for the remainder of the lease period. We recognized a gain of $270,000 on the sale of this business during the second quarter of 2005.

Recent Developments

On March 9, 2006, we completed the acquisition of Adjoined Consulting, Inc., a privately held IT consulting firm based in Miami, Florida. The aggregate purchase price was approximately $165 million, subject to certain adjustments, which consisted of cash in the amount of approximately $95 million and 4,254,839 shares of our common stock. We believe the acquisition will enhance our competitive position in the IT services industry and expand our service offerings. We will account for the acquisition as a purchase transaction in the first quarter of 2006.

On March 9, 2006, we entered into a credit agreement with LaSalle Bank National Association ("LaSalle"), as administrative agent, and certain financial institutions that are or may from time to time become parties thereto as lenders. The credit agreement provides for a $50 million term loan, and a revolving credit facility of up to $75 million (with a provision that allows for an increase of the revolving facility up to $100 million). The revolving facility includes subfacilities for swing-line loans and letters of credit. Our obligations under the credit agreement are guaranteed by our material United States subsidiaries. Our obligations under the credit facility, and our subsidiaries' guaranty obligations, are secured by substantially all of our assets, and such subsidiaries' assets. Loans outstanding under the credit agreement bear interest at the LIBOR rate or, at our option, an alternate base rate, in each case, plus an applicable margin based on our total leverage ratio. Our credit agreement includes various covenants, including covenants that require us to maintain minimum fixed charge and asset coverage ratios and a maximum total leverage ratio. In addition, the credit agreement contains limitations on our ability to dispose of assets, incur indebtedness, create liens, make certain investments, pay dividends and merge or consolidate. The credit agreement will replace our existing line of credit with Silicon Valley Bank, which we intend to terminate by the second quarter of 2006.

Sources of Revenues

Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price basis are recognized pursuant to the proportionate performance method. In addition, our service level agreements call for us to provide a fixed number of hours of service per year, but do not have defined deliverables. Revenues from these agreements are also recognized in accordance with the proportionate performance method. Most of our client contracts, including those that are on a fixed-price basis, can be terminated with or without cause on 30 to 90 days notice. All services provided by us through the date of cancellation are due and payable under the contract terms. Because we bear the risk of cost overruns and inflation with respect to fixed-price projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs. Losses on contracts, if any, are provided for in full in the period when determined. In order to manage these risks, we have a strictly enforced process for approval of project estimates during the preparation of engagement proposals. We then closely monitor the progress on all projects and account relationships.

Our decision to focus on the financial services industry has allowed us to develop a high level of expertise in the markets we serve, which has played an important role in our growth in recent years. We have been particularly successful in enhancing our ability to serve the banking industry through the development of our knowledge of the systems, processes and business issues specific to this market. We continue to focus on further developing our capabilities in the other financial services markets we serve, through training programs and the hiring of industry experts. Because of the size of the financial services industry and the projected compound annual growth rate of approximately 6.0% in global IT services spending within the financial services industry, we believe there is significant opportunity to expand our business. However, we also believe we will be facing increased competition. Many IT services firms have obtained or are obtaining an offshore delivery capability to be more competitive on price and many clients and potential clients are developing an internal offshore capability. While this is a challenge, we believe we can limit the impact by continuing the development of our technical and business knowledge in the markets we serve. This is evidenced by the fact that some of our largest clients have had an internal offshore capability in place for many years but continue to use our services because of our coupling of technical capability and industry expertise with cost-effective delivery.

Revenues from services provided on a time-and-materials basis are derived from the rates at which we bill our clients and the number of billable hours in a period. The number of billable hours in a period is impacted by the number of technical professionals on staff and employee utilization. We define employee utilization as the total billable hours divided by the total available hours of our professionals.

Our revenues from the sale of third party software licenses and related maintenance contracts declined in 2005 over 2004 and 2003 levels due to the sale of our security and connectivity business in Australia to Loop Technology Pty Limited in May 2005. The sale of our product business has allowed us to focus on growing our core services business. Revenues from our product business were $4.2 million, $9.2 million and $7.2 million in 2005, 2004 and 2003, respectively.

We have successfully retained and grown many of our long term client relationships by employing our relationship development methodology and continuing to grow our offshore technical and delivery capabilities, which have enabled us to effectively grow our business. For example, revenues from our largest client, HSBC, have grown significantly, increasing from $31.3 million in 2001 to $122.2 million in 2005. This growth has been driven, in part, by rapid expansion at HSBC over the past several years. Revenues from our second largest client, Morgan Stanley, have grown from $6.2 million in 2001 to $26.8 million in 2005. We continue to focus on growing our third party revenues by winning new accounts and growing existing relationships. Through the expansion of third party revenue, both organic and through selective strategic acquisitions, we expect to reduce our high customer concentration. We believe our continued commitment to invest in our business development operation has increased our visibility as a market leader for IT development project engagements, and has allowed us to add new clients and facilitate future growth of our company. Our spending on business development grew from $11.4 million in 2003 to $18.8 million in 2005, a 64.9% increase.

Our gross margins in 2005, 2004 and 2003 were 47.4%, 47.4% and 45.2%, respectively. Our gross margins improved in 2004 over 2003 levels and 2005 gross margins remained consistent with 2004 levels as a result of improving our employee utilization and performing more of our services at our delivery centers in India, which yield significantly higher gross margins than services performed at client sites or at our offices located outside of India. While the market conditions that impact our pricing are difficult to predict, we do not expect a material impact, either positive or negative, on our pricing in 2006.

Our actual billing rates are impacted by the type and size of our engagements. For example, we typically charge higher rates on complex development projects than we do on maintenance projects. Also, we may discount larger engagements as compared to comparable engagements of a smaller size. Our marketing efforts are not concentrated on a particular type or size of engagement. Therefore, it is difficult to predict the impact that new engagements will have on our average billing rates.

Cost of Revenues and Gross Profit

Our cost of revenues consists primarily of the cost of salaries, payroll taxes and employee benefits for our technical professionals, including quality assurance personnel and certain client relationship management personnel. Also included in the cost of revenues are the travel costs of these employees, fees for subcontractors working on client engagements, the communications costs associated with connectivity to our clients and the purchase of products for resale.

The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and our offices located outside of India. Services performed at client sites or our offices located outside of India typically generate higher revenues per-capita at lower gross margins than the same services performed at our delivery centers in India. As a result, our total revenues, cost of revenues and gross profits in absolute terms and as a percentage of revenues can fluctuate from quarter to quarter based on the proportion of work performed in India. We hire subcontractors on a limited basis from time to time to supplement our technical staff. In 2005, approximately 6.7% of our cost of revenues was attributable to subcontracting costs. We do not anticipate our subcontracting needs will increase significantly as we expand our business.

We charge our related parties, HSBC and Morgan Stanley, rates that are consistent with those charged to other clients, with an appropriate level of discount for volume. The ratio of offshore to onsite employees staffed on our engagements with HSBC varies for each engagement. Consequently, some of those engagements result in gross margins that are at or above our average gross margins, while others result in gross margins that are at or below our average gross margins. In 2005, our average gross margins on our engagements with HSBC were slightly above our average gross margins. Our engagements with Morgan Stanley are not staffed with a high ratio of offshore to onsite employees. As a result, our average gross margins on our engagements with Morgan Stanley are usually below our average gross margins.

Under the consulting agreement with HSBC, we perform a broad range of information systems services for various business units within the HSBC Group. Under the consulting agreement with Morgan Stanley, we perform systems analysis and design, computer programming and other consulting services. The services provided, economic terms and the other provisions of these agreements are similar to those prevailing with unrelated parties.

According to Hewitt Associates, salary levels of software development professionals in India rose 13.7% in 2003, 14.5% in 2004 and 16.5% in 2005. This is the result of the strong demand for these professionals in India. Salary increases in the other regions in which we operate have been more reflective of increases in the cost of living. We anticipate that salaries for software development professionals in India will continue to rise at those levels in the foreseeable future. We believe we will be able to command higher billing rates and maintain our gross margins in the future if we continue to strengthen our industry and technical knowledge and add complimentary service offerings.

Our revenues and gross profits are also impacted by our ability to efficiently manage and utilize our employees. As of December 31, 2005, we had 5,242 employees, of which 4,645 were technical professionals. We manage employee utilization by continuously monitoring project requirements and timetables to ensure that we have effectively staffed our projects to meet our clients needs. The number of employees assigned to a project will vary according to the size, complexity, duration and demands of the project. An unanticipated termination of a significant project could cause us to experience a higher than expected number of unassigned IT professionals, thereby lowering IT professional employee utilization. In addition, we do not fully utilize our IT professionals when they are enrolled in training and educational programs. In 2005 our utilization rates for our Indian employees was 70.0 % compared to 74.0% in both 2004 and 2003, and utilization rates for our onsite employees were 87.0%, 89.3%, and 85.8% in 2005, 2004 and 2003, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries, employee benefits, professional service fees, travel, promotion, communications, management, finance, administrative and occupancy costs as well as stock compensation expense. Selling, general and administrative expenses as a percentage of revenue were 25.3%, 27.2% and 34.3% in 2005, 2004 and 2003, respectively. Selling, general and administrative expenses have decreased as a percentage of revenue as our basic support infrastructure, including finance, human resources and IT support functions, enabled us to increase our volume of activity with limited increases in expenditures.

Other Income and Expense

Other income and expense primarily consists of interest income, interest expense, foreign currency exchange gains and losses, equity in earnings of affiliate, gain on sale of net assets, and other miscellaneous income or expenses. Interest income consists of interest earned on our short-term and long-term investments. Foreign currency gains and losses are generated primarily by fluctuations of the Indian rupee against the U.S. dollar. As explained in note 1 to our audited consolidated financial statements, our Indian subsidiary's functional currency is the U.S. dollar, which results in non-monetary assets and liabilities being translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. This may result in gains or losses which are reflected in income. Included in foreign currency gains and losses are the unrealized gains and losses from our forward foreign currency contracts which we have entered into beginning in 2005 to hedge foreign currency exchange exposure between the Indian rupee and the U.S. dollar. Gain on sale of net assets represents the recorded gain as a result of selling our Australian security and connectivity service line to Loop Technology Pty Limited in the second quarter of 2005.

We own 48.9% of SSS Holdings Corporation Limited ("SSS"), which is a Liverpool, England based IT services firm that focuses primarily on the securities industry with revenues earned predominantly in the United Kingdom. Because we own less than 50% of SSS, its results of operations are not consolidated into our financial results. Our share of the earnings of SSS is accounted for under the equity method of accounting for investments in common stock, which is described in more detail in note 3 to our audited consolidated financial statements. Our earnings from this affiliate were lower in 2005 compared to 2004 as SSS had technical staff in training in order to fill future demand from a client who had selected SSS as its strategic partner.

Income Tax Expense

Our net income earned from providing services is subject to tax in the country in which we perform the work. We have benefited from net operating loss carry forwards in the United States, the remaining balance of which was used in 2003. Currently, we benefit from the tax holidays in India, which are available to export-oriented IT services firms. A portion of our tax holidays in India ended on March 31, 2005 with the remainder to be phased out completely by March 31, 2009. Historically, as a result of these net operating loss carry forwards and tax holidays, our operations have been subject to minimal tax liabilities. Our effective tax rates were 25.7% and 19.6% in 2005 and 2004, respectively. We recorded a tax benefit of $1.5 million in 2003 as a result of recording the remaining net operating loss carry forwards in the United States in 2003. Our exact effective tax rate in future periods will be affected by the geographic distribution of our earnings, as well as expiring tax holidays in India.

Qualitative and Quantitative Disclosures About Market Risk

We transact business primarily in U.S. dollars. We are subject, however, to adverse movements in foreign currency exchange rates in those countries where we conduct business. We have historically entered into, and we may enter into in the future, forward foreign currency exchange contracts to hedge non-U.S. dollar currency exchange exposures. The purpose of this foreign currency hedging activity is to protect us from the risk that the eventual cash flows from sale of our services might be adversely affected by changes in the exchange rate.

Our most significant foreign currency exchange rate exposure relates to fluctuations in the Indian rupee. In December 2004, we adopted a foreign currency exchange management policy. This policy authorizes us to hedge our exposure to the Indian rupee to offset the effects of changes in the exchange rate. Pursuant to this policy, we entered into several forward contracts during 2005 to hedge foreign currency exchange exposure between the Indian rupee and the U.S. dollar. As of December 31, 2005, we had foreign currency contracts representing an aggregate amount of $8.3 million with maturity rates ranging from March 2006 through July 2006. In June 2005, KSIL signed an International Foreign Exchange Master Agreement (IFEMA) with HSBC bank in India to provide a foreign exchange facility of approximately $11.1 million to hedge trade related foreign exchange exposure. Foreign exchange contracts covered by this facility may only be entered into to cover trade related exchange exposure incurred in the normal course of business. Our foreign exchange facility is unsecured and contains provisions which require prior approval by HSBC bank in India on changes to our capital structure, making certain investments and incurring additional debt. In addition, the HSBC bank facility imposes restrictions on dividend payments and net working capital. We have performed a quantitative analysis of our currency rate exposure to the Indian rupee as of December 31, 2005. Based on our current cost structure, a 10% appreciation in the Indian rupee against the U.S. dollar would result in a reduction in other income of approximately $1.4 million based on our current operations. We do not enter into derivative instruments for trading purposes.

Critical Accounting Policies, Estimates and Risks

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

On an ongoing basis, we review and, if required, revise our estimates. The most significant estimates relate to the allowance for doubtful accounts, recognition of revenue and profits based on the proportionate performance method of accounting for fixed-bid contracts, income taxes, recoverability of tangible and intangible assets, and reserves for employee benefits. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could vary from the estimates and assumptions used in the preparation of the accompanying financial statements.

We market our services internationally and most of our technical professionals are located in India. As a result, we may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic conditions. Additional risks associated with international operations include difficulties in the burdens of complying with a wide variety of foreign laws, potentially adverse tax consequences, tariffs, quotas and other barriers.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements:

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. Our allowance for doubtful accounts is determined by evaluating the credit-worthiness of each client and the size and aging of our receivables. A significant portion of our receivables are due from a few clients with very strong credit ratings and a good payment history. As we attempt to diversify our client base, we will continue to evaluate our method of determining our allowance for doubtful accounts to ensure that we are maintaining appropriate balances. Our allowance for doubtful accounts at December 31, 2005 was $796,000 or 1.5% of gross receivables. If actual defaults are higher than our historical experience, our allowance for doubtful accounts may be insufficient to cover the uncollectible receivables, which would have an adverse impact on our operating results in the period of occurrence.

Revenue Recognition

Our service contracts are entered into on either a time-and-materials or fixed-price basis. Our fixed-price contracts primarily relate to application development and enhancement projects. Revenues related to time-and-materials contracts are recognized as the service is performed. Revenues related to fixed-price contracts are recognized as the service is performed using the proportionate performance method of accounting, under which the sales value of performance, including estimated earnings thereon, is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost.

In general, fixed-price contracts are cancelable subject to a specified notice period. All services provided by us through the date of cancellation are due and payable under the contract terms. We issue invoices related to fixed-price contracts based upon achievement of milestones during a project or other contractual terms. Differences between the timing of billings, based upon contract milestones or other contractual terms, and the recognition of revenue, based upon the proportionate performance method of accounting, are recognized as either unbilled or deferred revenue. We do not incur significant up-front costs associated with these fixed-price contracts, and all costs related to the services provided are expensed as incurred. Estimates are subject to adjustment as a project progresses to reflect changes in expected completion costs or dates. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the financial reporting period in which the change in estimate becomes known, and any anticipated losses on contracts are recognized immediately. Warranty provisions exist under some contracts, which generally exist for a period ranging from 30 to 90 days past contract completion. If warranty provisions exist, they are included in the total estimated cost when we calculate proportionate performance. However, a reserve is not maintained as the amounts of such potential warranty obligations are not material. Our failure to estimate accurately the resources and time required for a fixed-price project, or our failure to complete our contractual obligations within the time frame committed, could have a material adverse effect on our business, operating results and financial condition. We carefully monitor fixed-price projects. Project managers periodically submit percentage of completion data to our accounting department, which then makes any necessary adjustments. Our fixed-price contract estimates have been accurate in the past, properly reflecting revenue as it was earned.

In addition, certain contracts, which we refer to as service level agreements, call for us to provide a fixed number of hours of service per year, but do not contain defined deliverables. Revenues from these agreements are also recognized in accordance with the proportionate performance basis.

On May 31, 2005, we sold our security and connectivity business, which sold third party software licenses and maintenance agreements for the support of those licenses. Revenues from the sale of third party licenses were recognized in the financial reporting period in which the licenses were delivered. Maintenance agreements generally cover a period of 12 months from the date of sale. Revenues from maintenance contracts were amortized over the term of the agreement. The unrecognized portion of the revenue at the end of each period was recorded as deferred revenue.

Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that we expect to realize. Our allowance was $3.4 million and $2.3 million as of December 31, 2005 and 2004, respectively. While we have considered future taxable income and on-going prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Similarly, if we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Our Indian subsidiary, Kanbay Software (India) Limited ("KSIL"), is an export-oriented company, which, under the Indian Income Tax Act of 1961, is entitled to claim various tax holidays for a period of 10 years with respect to its export profits. Substantially all of the earnings of KSIL are attributable to export profits and, therefore, are entitled to a 100% exemption from Indian income tax subject to the 10 year limitation. This exemption resulted in decreases in our income tax expense of $6.8 million, $5.1 million, and $1.7 million in 2005, 2004, and 2003, respectively, when compared to the effective tax rates that we estimate would have applied if these incentives had not been available, without accounting for double taxation treaty set-offs, if any. The tax holidays were partially phased out on March 31, 2005. The remainder of the holidays will remain in place until March 31, 2009, at which time our effective tax rate would increase to approximately 37.0%. Recently, the Government of India has discontinued these tax exemptions for certain software companies and required the companies to pay additional taxes. Although we believe that we have complied with and are eligible for our tax holidays and taxable income deduction, we cannot be certain that the Government of India will not attempt to disallow our tax holidays or taxable income deduction or require us to pay additional taxes.

The exact impact of the phase out of the tax holidays will vary based on our growth in India and would be negatively affected if the Government of India disallows our tax holidays or requires us to pay additional taxes. We have and will continue to use the earnings of KSIL for expansion outside of the United States instead of repatriating these earnings to the United States. Accordingly, pursuant to Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes—Special Areas," we do not accrue taxes on the repatriation of earnings from KSIL. If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, we will accrue the applicable amount of taxes associated with such earnings.

Recoverability of Tangible and Intangible Long-Lived Assets

We review our goodwill and other intangible assets for impairment at least annually as required under Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.

Employee Benefits

Our U.S. subsidiary maintains a self-funded medical plan with stop loss insurance coverage to limit our exposure under the plan. We maintain an accrual for unpaid claims that is estimated based on recent claims activity.

Foreign Currency Translation

The assets and liabilities of our Asian, European and Canadian subsidiaries are translated into U.S. dollars from local currencies at current exchange rates and revenues and expenses are translated from local currencies at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For our Indian subsidiary, the functional currency is the U.S. dollar. Because our sales are made primarily in the United States, the sales price is predominantly in U.S. dollars and there is a high volume of intercompany transactions denominated in U.S. dollars between our Indian and U.S. entities. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. The resulting gain or loss is included in other income (expense). As of December 31, 2005, based on our current cost structure, a 10% appreciation in the Indian rupee against the U.S. dollar would result in a reduction in other income of approximately $1.4 million based on our current operations.

Results of Operations

The following table sets forth the items in our consolidated income statements as a percentage of revenues for the periods presented.

	Years ended December 31,		
	2005	**2004**	**2003**
Consolidated statements of operations data:			
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	52.6	52.6	54.8
Gross profit	47.4	47.4	45.2
Selling, general and administrative expenses:			
Selling and marketing expenses	8.2	9.6	10.6
General and administrative expenses	17.0	17.0	22.5
Stock compensation expense	0.1	0.6	1.3
Total selling, general and administrative expenses	25.3	27.2	34.4
Depreciation and amortization	4.1	3.1	3.1
Loss on sale of fixed assets	0.1	—	—
Income from operations	17.9	17.0	7.7
Other income (expense):			
Interest expense	—	—	(0.2
Interest income	1.0	0.4	—
Foreign exchange loss	(0.5)	(0.1)	(0.1)
Equity in earnings of affiliate	0.7	1.4	1.9
Gain on sale of net assets	0.1	—	—
Other net	0.2	—	—
	1.5	1.7	1.6
Income before income taxes	19.4	18.7	9.3
Income tax expense (benefit)	5.0	3.7	(1.4)
Net income	14.4%	15.0%	10.7%

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenues

Our revenues increased by $47.9 million, or 26.2%, from $182.6 million in 2004 to $230.5 million in 2005. Of the $47.9 million increase, $28.6 million resulted from increased sales to related parties, while third party sales increased by $19.3 million during 2005. Revenues increased in 2005 over the prior year due to a $52.9 million increase in service revenues, offset by a $5.0 million decrease in product revenues. Of the $52.9 million increase in service revenues, $59.5 million resulted from increased billable hours as a result of hiring additional technical professionals, including those hired in connection with the Accurum acquisition during the first quarter of 2005, $1.6 million resulted from increased average bill rates, offset in part by a $8.2 million decrease in utilization. Our actual bill rates are impacted by the type, size and duration of our engagements. For instance, we typically charge higher rates on complex development projects and lower rates on maintenance projects. Our product revenue decreased by $5.0 million in 2005 compared to 2004 due to the sale of our Australian security and connectivity business during the second quarter of 2005.

Cost of Revenues

Our cost of revenues increased by $25.1 million, or 26.1%, from $96.1 million in 2004 to $121.2 million in 2005. Cost of revenues increased by $29.2 million as a result of increased service revenues and decreased by $4.1 million as a result of decreased product sales in 2005 compared to 2004. Of the $29.2 million increase in cost of service revenues, $28.5 million was due to an increase in total salary and wages for our delivery organization which includes the addition of Accurum technical professionals hired during the first quarter of 2005. The $4.1 million decrease in product sales was due to the sale of the security and connectivity business in Australia during the second quarter of 2005. The size of our delivery organization increased from 3,243 technical professionals as of December 31, 2004 to 4,645 as of December 31, 2005. A decrease in the average exchange rate of the Indian rupee increased the cost of sales by $711,000 in 2005 compared to 2004.

Gross Profit

Our gross profit increased by $22.8 million, or 26.4%, from $86.5 million in 2004 to $109.3 million in 2005. Our gross margin of 47.4% was the same in 2005 and 2004. Gross margins were consistent with the prior year as annual salary increases and lower utilization in 2005 compared to 2004 were offset by additional services delivered from India where we earn a higher gross margin, additional services delivered by more junior staff members which results in higher gross margins and higher bill rates. We expect a reduction in gross margin levels in 2006 by as much as two percentage points as we do not expect bill rate increases to compensate fully for increases in salaries and we do not expect an increase in the percentage of work delivered from India or from junior level staff. However, we do anticipate gaining additional economies of scale on our selling, general and administrative expenses which should allow us to maintain operating margins consistent with 2005 levels.

Selling, General and Administrative Expenses

Sales and marketing expenses increased by $1.3 million, or 7.4%, from $17.5 million in 2004 to $18.8 million in 2005. This increase is attributable to annual salary increases, which took effect on April 1, 2005 and July 1, 2005, and continued investment in selling and marketing programs. We believe our commitment to invest in our business development operations has increased our visibility as a market leader for IT development project engagements, and allowed us to add new clients and facilitate future growth of our company. As a percentage of revenue, sales and marketing expenses decreased from 9.6% in 2004 to 8.2% in 2005. Selling and marketing expenses have decreased as a percentage of revenue as our basic support infrastructure enabled us to increase our volume of activity with limited increases in expenditures.

General and administrative expenses increased by $8.2 million, or 26.5%, from $31.0 million in 2004 to $39.2 million in 2005. The increase is attributable to a $2.0 million increase in accounting, legal and professional services, a $1.8 million increase in rent and facility costs, a $1.9 million increase due to the Accurum acquisition during the first quarter of 2005, a $1.9 million increase in salary and benefit costs, $800,000 in additional visa costs, offset partially by a $237,000 decrease in bad debt expense. Our accounting, legal and professional service fees increased in 2005 over the prior year period primarily due to an increased reliance on outside experts for accounting, legal and tax matters relating to increased complexities in public reporting, compliance and our first year efforts to satisfy the requirements of the Sarbanes-Oxley Act. The facility expansion in Hyderabad and Pune, India resulted in increases to our rental and facility costs in 2005. We are expanding our capacity in India to meet future demand for our service offerings to our clients. Salary and benefit costs increased due to annual salary increases which took effect on April 1, 2005 and July 1, 2005, and the addition of general and administrative staff to support the growth of our business. As a percentage of revenue, general and administrative expenses were 17.0% in both 2005 and 2004.

Depreciation and Amortization

Depreciation and amortization increased by $3.6 million, or 63.2%, from $5.7 million in 2004 to $9.3 million in 2005. Of the $3.6 million increase, $2.3 million was attributable to computer equipment, leasehold improvements and furniture and fixtures at our Hyderabad and Pune, India facilities, $792,000 was attributable to computer equipment, furniture and leasehold improvements at our Rosemont, Illinois facility and $506,000 was attributable to the Accurum acquisition. As a percentage of revenue, depreciation and amortization expenses were 4.0% in 2005 and 3.1% in 2004.

Income from Operations

Income from operations increased by $10.2 million, or 32.8%, from $31.1 million in 2004 to $41.3 million in 2005. As a percentage of revenue, income from operations increased from 17.0% in 2004 to 17.9% in 2005. This was the result of increased revenue growth, the elimination of our low margin product business line in Australia during the second quarter of 2005, and reduced selling, general and administrative expenses as a percentage of revenue, offset in part by a second quarter 2005 nonrecurring charge for severance costs relating to the downsizing of the St. Louis, Missouri facility, the annual salary increases effective on April 1, 2005 and July 1, 2005, higher visa costs paid and lower utilization in 2005 compared to 2004.

Other Income and Expense

Interest income increased $1.5 million, from $659,000 in 2004 to $2.2 million in 2005, due to interest earned on our short-term and long-term investments, as proceeds from our initial public offering significantly increased our short-term and long-term investment balances. Interest expense decreased by $5,000, or 29.4%, from $17,000 in 2004 to $12,000 in 2005 as a result of decreased short-term bank borrowings. Equity in earnings of affiliate decreased $1.0 million, from $2.5 million in 2004 to $1.5 million in 2005, due to a decline in operating earnings of SSS in 2005 from the prior year. Operating earnings for SSS declined as a result of hiring additional technical professionals during the first quarter of 2005 for upcoming opportunities at one of its largest clients. These technical professionals were hired before full utilization on the client projects in order to fulfill contractual training requirements before deployment at the client site. Gain on sale of net assets increased by $270,000, or 100%, in 2005 compared to 2004 as a result of selling our Australian security and connectivity service line to Loop Technology Pty Limited in the second quarter of 2005. Foreign currency exchange loss increased by $1.1 million, from $240,000 in 2004 to $1.3 million in 2005, as a result of exchange rate fluctuations in the currencies of the countries in which we operate. Other income, net increased by $542,000 in 2005 compared to 2004 as a result of contract settlements with two customers.

Provision for Income Taxes

Our provision for income taxes increased $4.8 million, or 71.6%, from $6.7 million in 2004 to $11.5 million in 2005. Our effective tax rate was 25.8% in 2005 and 19.7% in 2004. Our effective tax rate increased in 2005 due to the expiration of a portion of our tax holiday in India on March 31, 2005 and due to a change in the regional distribution of our earnings.

Net Income

Net income increased by $5.7 million, or 20.8%, from $27.4 million in 2004 to $33.1 million in 2005. As a percentage of revenue, net income decreased from 15.0% in 2004 to 14.4% in 2005. While operating margins increased, the increase in our effective tax rate has reduced net income as a percentage of revenue.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues

Our revenues increased by $75.4 million, or 70.3%, from $107.2 million in 2003 to $182.6 million in 2004. Of the $75.4 million increase, $49.4 million resulted from increased sales to related parties, while third party sales increased by $26.0 million during 2004. Revenues increased in 2004 over the prior year due to a $73.5 million increase in service revenues and a $1.9 million increase in product revenues. Of the $73.5 million increase in service revenues, $75.4 million resulted from increased billable hours as a result of hiring additional technical professionals and $922,000 resulted from increased utilization in 2004 over the prior year; however, these increases were offset in part by $2.8 million due to a decline in our average bill rates in 2004 as compared to the prior year. Our actual bill rates are impacted by the type, size and duration of our engagements. For example, we typically charge higher rates on complex development projects and lower rates on maintenance projects.

Cost of Revenues

Our cost of revenues increased by $37.4 million, or 63.7%, from $58.7 million in 2003 to $96.1 million in 2004. Of the $37.4 million increase, $35.4 million resulted from increased services sold during the current year and $2.0 million resulted from increased product sales. The increased service cost was primarily due to an increase in the number of technical professionals, which increased from 2,001 as of December 31, 2003 to 3,243 as of December 31, 2004, resulting in a $33.8 million increase in cost of revenues. Salary and benefit increases in 2004 over the prior year contributed an additional $985,000. Also, an increase in the average exchange rate of the Indian rupee resulted in an additional $631,000 to cost of revenues in 2004 compared to 2003.

Gross Profit

Our gross profit increased by $38.0 million, or 78.4%, from $48.5 million in 2003 to $86.5 million in 2004. As a percentage of revenue, our gross margin increased from 45.2% in 2003 to 47.4% in 2004. Gross margins increased primarily due to an increase in the amount of our services delivered from our offshore delivery centers in India, which yield higher gross margins, and cause increased utilization of our technical staff.

Selling, General and Administrative Expenses

Sales and marketing expenses increased by $6.1 million, or 53.5%, from $11.4 million in 2003 to $17.5 million in 2004. This increase is the result of our significant investment in our business development operation since 2003, which is designed to facilitate future growth and add new clients. As part of this investment, we hired additional sales and marketing staff, which added approximately $5.3 million in salary and benefit costs in 2004 over the prior year. As a percentage of revenue, sales and marketing expenses decreased from 10.6% in 2003 to 9.6% in 2004.

General and administrative expenses increased by $6.9 million, or 28.6%, from $24.1 million in 2003 to $31.0 million in 2004. The increase is attributable to a $2.2 million increase in rent and facility costs, a $2.0 million increase in recruiting, utilities and other general administrative costs, a $1.4 million increase in salary, benefit and employee related expenses, a $560,000 increase in professional services and a $700,000 increase in bad debt expense. We are expanding our capacity in India to meet future demand for our service offerings. During 2004, our facility expansions in Hyderabad and Pune, India resulted in increases to our rental, general office and utility costs over the prior year. Our professional service fees increased in 2004 compared to 2003, primarily due to an increased use of outside experts on legal, accounting and tax related matters relating to our initial public offering. Our bad debt expense increased in 2004 as a result of a slow down in the payment cycle for one of our largest clients. As a percentage of revenue, general and administrative expenses decreased from 22.5% in 2003 to 17.0% in 2004. General and administrative expenses have decreased as a percentage of revenue as our basic support infrastructure, including finance, human resources and IT support functions, enabled us to increase our volume of activity with limited increases in expenditures.

Depreciation and Amortization

Depreciation and amortization increased by $2.4 million, or 72.7%, from $3.3 million in 2003 to $5.7 million in 2004. The increase was attributable to additions to computer equipment and software, leasehold improvements and furniture & fixtures at our Hyderabad and Pune facilities, which accounted for $2.2 million of the increase.

Income from Operations

Income from operations increased by $22.8 million, or 274.7%, from $8.3 million in 2003 to $31.1 million in 2004. As a percentage of revenue, income from operations increased from 7.7% in 2003 to 17.0% in 2004. This was the result of an improvement in gross margin and a reduction in selling, general and administrative expenses and depreciation and amortization as a percentage of revenue.

Other Income and Expense

Interest income increased $620,000, from $39,000 in 2003 to $659,000 in 2004, due to the purchase of marketable security investments in July 2004 with the proceeds received from the initial public offering of shares of our common stock. Interest expense decreased by $270,000, or 94.1%, in 2004 compared to 2003, as a result of the repayment of our outstanding long term debt in 2003. Equity in earnings of affiliate increased $471,000, from $2.0 million in 2003 to $2.5 million in 2004, due to improved operating performance of SSS Holdings Limited in 2004. Foreign currency exchange loss increased by $120,000, from a loss of $120,000 in 2003 to $240,000 in 2004, as a result of exchange rate fluctuations in the currencies of the countries in which we operate.

Provision for Income Taxes

We recorded an income tax provision of $6.7 million in 2004, which represented an effective tax rate of 19.6%. In 2003, we recorded an income tax benefit of $1.5 million, which was attributable to the deferred tax benefit that we recognized when we used the remaining net operating loss carry forwards in the United States in the third quarter of 2003.

State income taxes were paid in 2003 to states with minimum tax amounts not offset by net operating loss carry forwards in those states.

Net Income

Net income increased by $15.9 million, or 139.5%, from $11.4 million in 2003 to $27.3 million in 2004. As a percentage of revenue, net income increased from 10.7% in 2003 to 15.0% in 2004.

Liquidity and Capital Resources

As of December 31, 2005, we had $74.4 million in cash and investments compared to $91.7 million as of December 31, 2004. Of the $74.4 million, we had $19.5 million in non-restricted cash, and $54.9 million in short-term investments. Of the $19.5 million non-restricted cash balance as of December 31, 2005, $11.3 million was held in accounts in North America, $4.5 million was held in accounts in Asia Pacific, $2.5 million was held in accounts in India, and $1.2 million was held in accounts in Europe. At December 31, 2004, we had $29.1 million in non-restricted cash, $2.5 million in restricted cash, $35.7 million in short-term investments and $24.4 million in long-term investments. Of the $29.1 million non-restricted cash balance as of December 31, 2004, $22.2 million was held in accounts in North America, $2.6 million was held in accounts in India and $2.3 million was held in accounts in Europe with the balance of $2.0 million held in Asia Pacific. At December 31, 2004, we had restricted cash in the form of certificates of deposit for $2.5 million which secured letters of credit issued by our U.S. lender in lieu of security deposits for leases of our offices in Rosemont, Illinois and New York, New York. As a result of negotiations with our U.S. lender, on October 28, 2005 our $2.5 million restricted cash balance was no longer restricted. The funds held at locations outside of the United States are for future operating expenses, and we have no intention of repatriating those funds. We are not, however, restricted from repatriating those funds back to the United States, if necessary. While we expect that cash generated by our Indian subsidiary will be reinvested in India to support expansion of our business, to the extent that funds were remitted to the United States in the form of dividend payments, those payments would be subject to an Indian dividend distribution tax of approximately 14.0%.

Operating activities resulted in a source of funds of $17.1 million during 2005 as compared to $26.6 million during 2004. Net cash provided by operating activities in 2005 was primarily attributable to net income net of non-cash adjustments of $49.0 million, reduced by a $24.8 million increase in accounts receivable, and a $12.5 million decrease in other current liabilities. Accounts receivable increased by $24.8 million due to increased revenues in 2005 over 2004, and the timing of customer cash receipts. Other current liabilities decreased by $12.5 million primarily due to the payment of the 2004 annual bonuses of $8.6 million during 2005 and a $4.1 million decrease in customer advances.

The non-cash items consisted primarily of depreciation and amortization, tax benefit on stock compensation expense, loss on the sale of fixed assets, and non-cash stock compensation expense offset by equity in earnings of affiliate, deferred income taxes and the gain on sale of our security and connectivity business in Australia during 2005. Earnings from our affiliate, SSS, are reflected in non-cash items as a use of cash in the operating activities section of the statement of cash flows. Dividends received from SSS are reflected as an investing activity.

Operating activities resulted in a source of funds of $26.6 million during 2004 as compared to $14.8 million during 2003. Net cash provided by operating activities in 2004 was attributable to net income net of non-cash adjustments of $35.8 million, a $14.3 million increase in other liabilities, and a $1.6 million increase in accounts payable offset by a $13.9 million increase in accounts receivable and a $11.2 million increase in other assets. Other liabilities increased in 2004 as a result of receiving an $8.0 million customer advance from one of our clients, a related party, in September 2004 in addition to increases to our salary and benefit related accruals as a result of increased staffing levels in 2004 over 2003 levels. Accounts payable increased by $1.6 million primarily due to the deferral in payment of certain 2004 invoices to January 2005 relating to subcontracting, legal and accounting services. Accounts receivable increased by $13.9 million primarily due to increased revenues in 2004, and a larger prepayment of services by certain clients in December 2003. Other assets increased by $11.2 million in 2004 due to additional deposits of $1.5 million made in 2004 relating to the occupancy of additional facilities in Hyderabad and Pune, India and the construction of our office in Rosemont, Illinois, together with a $7.8 million increase in our U.S. federal tax receivable as a result of an overpayment made in 2004.

Net cash used in investing activities was $32.0 million in 2005 and $76.5 million in 2004. On March 2, 2005, we acquired Accurum, Inc. for approximately $5.0 million, subject to certain adjustments, plus contingent payments of up to $7.0 million payable upon the achievement of certain performance targets. The net purchase price of $7.6 million at December 31, 2005 is comprised of the $5.0 million closing payment plus $312,000 in acquisition costs paid, plus a contingent payment of $3.0 million paid over the second, third and fourth quarters of 2005, less $294,000 of cash received as a result of the acquisition, less a $383,000 working capital adjustment in accordance with the terms of the stock purchase agreement.

On October 19, 2005, our Indian subsidiary, Kanbay Software (India) Private Limited ("KSIL") acquired 100% of the outstanding shares of Pune Software Park Limited ("PSP Corporation") for approximately $3.8 million (170 million rupees). PSP Corporation owns a technology park and development center in Pune, India which is occupied primarily by KSIL. We believe our strategic decision to purchase rather than lease this facility will result in future cost savings and increase capacity for future growth. Approximately $283,000 will be held in an escrow account to satisfy indemnification obligations of the sellers that may arise under the purchase agreement. We sold our security and connectivity business in Australia to Loop Technology Pty Limited for approximately $351,000 on May 31, 2005. We sold short term investments for $5.2 million during 2005 to fund our current operations and facility expansion programs in India. As a result of negotiations with our U.S. lender, on October 28, 2005 our $2.5 million restricted cash balance was no longer restricted.

Net cash used in investing activities in 2004 consisted of a $60.2 million purchase of short and long term marketable security investments with the proceeds received from the initial public offering of shares of our common stock in July 2004. We used $2.5 million to secure a letter of credit issued by our bank in lieu of a security deposit for additional office space in Rosemont, Illinois and New York, New York to support future growth. We used $30.0 million of cash in 2005 and $15.3 million of cash in 2004 to purchase property and equipment primarily for the Hyderabad and Pune, India facilities. These cash expenditures were partially offset by $1.4 million in dividends received from SSS in both 2005 and 2004.

Net cash provided by financing activities was $5.3 million in 2005 compared to $61.4 million in 2004. Net cash provided by financing activities during 2005 was attributable to $4.9 million in stock option exercises and employee contributions of $361,000 to the employee stock purchase plan. Financing activities generated cash of $61.4 million in 2004 as a result of receiving net proceeds of $60.4 million from the initial public offering of shares of our common stock in July 2004, $794,000 as a result of stock option exercises and $294,000 as a result of warrant exercises.

The effects of exchange rates on cash was an increase of $10,000 in 2005 and $172,000 in 2004.

On March 9, 2006, we entered into a credit agreement with LaSalle and certain financial institutions that are or may from time to time become parties thereto as lenders. The credit agreement provides for a $50 million term loan, and a revolving credit facility of up to $75 million (with a provision that allows for an increase of the revolving facility up to $100 million). The revolving facility includes subfacilities for swing-line loans and letters of credit. Our obligations under the credit agreement are guaranteed by our material United States subsidiaries. Our obligations under the credit facility, and our subsidiaries' guaranty obligations, are secured by substantially all of our assets, and such subsidiaries' assets. Loans outstanding under the credit agreement bear interest at the LIBOR rate or, at our option, an alternate base rate, in each case, plus an applicable margin based on our total leverage ratio. Our credit agreement contains limitations on our ability to dispose of assets, incur indebtedness, create liens, make certain investments, pay dividends and merge or consolidate. The credit agreement also contains financial statement reporting obligations and requires us to maintain certain financial covenants, including (i) a maximum total leverage ratio of 2.25 to 1, (ii) a minimum fixed charge coverage ratio of 1.25 to 1 for any fiscal quarter ending June 30, 2006 through

December 31, 2006, and 1.50 to 1 for any fiscal quarter thereafter and (iii) a minimum asset coverage ratio of 1 to 1 from March 31, 2006 through December 31, 2006 and 1.25 to 1 thereafter. The credit agreement will replace our line of credit with Silicon Valley Bank in effect as of December 31, 2005, which we intend to terminate by the second quarter of 2006. We believe that our credit facility provides sufficient flexibility so that we will be able to remain in compliance with its terms.

As of December 31, 2005, we had a $7.5 million revolving line of credit with Silicon Valley Bank, of which $5.0 million was available on December 31, 2005. This credit facility provided for letters of credit up to $3.5 million. At December 31, 2005 we had $2.5 million of letters of credit outstanding in this facility in lieu of security deposits for leases of our offices in Rosemont, Illinois and New York, New York. Our credit facility with Silicon Valley Bank, was secured by the grant of a security interest in all of our assets in favor of the bank and contained limitations on our ability to dispose of assets, incur indebtedness, create liens, make certain investments, pay dividends and merge or consolidate. Our credit facility also contained certain financial statement reporting obligations and required us to maintain certain financial covenants, including a quick ratio of at least 1.25 to 1 and an EBITDA ratio not to exceed 2 to 1. Advances made under our credit facility accrued interest at a per annum rate equal to the prime rate. As of December 31, 2005, we were in compliance with the covenants contained in the Silicon Valley Bank credit facility.

Our Indian subsidiary, KSIL, has a credit facility with Citibank India for approximately $2.9 million which matures in December 2006, and with HSBC Bank in India for approximately $885,000 (40 million rupees) which matures in September 2006. Both credit facilities provide for bank guarantees and letters of credit in foreign currency. As of December 31, 2005, KSIL had a bank guarantee of approximately $962,000 outstanding and $644,000 in open letters of credit with Citibank India. As of December 31, 2005, KSIL had a bank guarantee of approximately $50,000 outstanding and $279,000 in open letters of credit with HSBC Bank in India. In June 2005, KSIL signed an International Foreign Exchange Master Agreement (IFEMA) with HSBC Bank in India to provide a foreign exchange facility of approximately $11.1 million (500 million rupees) to hedge trade related foreign exchange exposure. As of December 31, 2005, KSIL had approximately $8.3 million in foreign exchange contracts covered by this facility. Our foreign exchange facility is unsecured and contains provisions which require prior approval by HSBC Bank in India prior to changes to our capital structure, making certain investments, and incurring additional debt. In addition, the HSBC Bank facility imposes restrictions on dividend payments and net working capital.

We expect to continue our facilities expansion program in India and expect our capital spending for the full year 2006 to be approximately $50.0 million, relating primarily to the construction of our new delivery center in Hyderabad, India, the expansion of our delivery centers in Pune, and Chennai, India.

We currently lease space for our employees in Hyderabad, India. These leases expire near the time construction of our new facility in Hyderabad is scheduled to be completed. Construction of the Hyderabad facility started in April 2005 and we are expecting to complete phase one by March 2006 and phase two in the first quarter of 2007. Completion of phase one will provide seating capacity for an additional 2,000 associates. Under our current lease agreement, we have options for short term lease extensions if we experience construction delays, which will allow us to move our Hyderabad employees from leased space to our new facility upon its completion. The completion of this project in phases, based on the need to meet increased client demand, will allow us to minimize the impact on future financial performance if we experience an unexpected hiring reduction. As a result, the projected impact on our operating profit due to unoccupied space in the initial occupancy periods of our new facility is projected to be a maximum of $28,000 per month. We believe that the transfer of employees from leased space to our new facility in Hyderabad will result in a net reduction in expenses of approximately $770,000 per year. This net reduction will result from reduced general and administrative expenses of approximately $1.1 million per year partially offset by an increase in depreciation of approximately $357,000 per year.

In August 2004, we entered into an agreement to acquire the real estate for our new delivery center in Hyderabad, India from an Indian government entity. At this time, we are not required to make payment for the real estate. Under the terms of the agreement, we must invest approximately $11 million in our Hyderabad delivery center and employ at least 3,000 persons at the center in order to acquire title to the real estate. We are only required to make payment to the seller to the extent we employ fewer than 3,000 persons at the delivery center by August 2011. The amount we will be required to pay, if any, will be in direct proportion to $962,000 based on the number of employees at August 2011, if less than 3,000. For example, if we only employ 2,000 persons at the new delivery center in August 2011, we will be required to pay the seller $321,000. In November 2004, we provided a bank guarantee of $962,000 toward the purchase price for the real estate. The bank guarantee will be revised in 2006, and each year thereafter, based upon the number of employees actually employed at the new delivery center in proportion to our commitment to hire at least 3,000 employees at the new delivery center.

In February 2004, we established a regional off-site development center in St. Louis, Missouri, using 89 former employees of one of our clients as the initial staff. At the time we established this development center, the U.S. presidential and congressional campaigns caused a considerable political debate regarding outsourcing and the use of offshore resources. In addition, a change in government in India created additional anxiety about the use of offshore outsourcing. This, in turn, created an interest in the marketplace for regional off-site development centers in the United States. However, interest in regional off-site development centers has significantly diminished. As a result, we were unable to redeploy the majority of the St. Louis staff on new billable assignments. In early May 2005, we terminated 56 of the St. Louis employees. Our net income was negatively impacted by approximately $800,000 in the second quarter of 2005 as a result of the employee termination costs resulting from this workforce reduction. The Company paid all termination costs prior to June 30, 2005.

In June 2005, we signed an agreement with Mahindra Industrial Park Ltd (MIPL) to lease 30 acres of real estate in Chennai, India. This real estate has been granted Special Economic Zone status, which provides certain corporate and sales tax exemptions upon the fulfillment of certain export obligations. We paid lease charges of $1.4 million in the second quarter of 2005, which represents 85% of the total lease charges. We will pay the remaining $248,000 lease charges upon the contractual performance of certain conditions by MIPL. The payment date for the remaining lease charges has been extended to the first quarter of 2006.

On October 19, 2005, KSIL acquired 100% of the outstanding shares of Pune Software Park Private Limited ("PSP Corporation") for a closing payment of $3.8 million (170 million rupees). PSP Corporation owns a technology park and development center in Pune, India which is occupied and leased primarily to KSIL. We believe our strategic decision to purchase rather than lease this facility will result in future cost savings and increase capacity for future growth. Approximately $283,000 of the closing payment is held in an escrow account to satisfy certain indemnification obligations of the sellers that may arise under the purchase agreement. The Company has accounted for this acquisition as a purchase transaction in the fourth quarter 2005.

On March 9, 2006, we completed the acquisition of Adjoined Consulting, Inc., a privately held IT consulting firm based in Miami, Florida. The aggregate purchase price was approximately $165 million, subject to certain adjustments, which consisted of cash in the amount of approximately $95 million and 4,254,839 shares of our common stock. We believe the acquisition will enhance our competitive position in the IT services industry and expand our service offerings. We will account for the acquisition as a purchase transaction in the first quarter of 2006.

Based upon our current level of operations together with our current cash and investment balances, we expect that our cash flow will be adequate to meet our anticipated needs in 2006.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. In addition, we have not entered into any derivative contracts (other than those described below in "Qualitative and Quantitative Disclosures about Market Risk") or any synthetic leases.

Contractual Obligations

We have no long term debt, and, as of December 31, 2005, we had the following contractual obligations:

	Payments Due By Period				
	Total	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
					(In Thousands)
Operating Leases (1)	11,743	3,412	2,176	1,532	4,623
Purchase Obligation (2)	23,640	23,640	—	—	—

(1) Our obligations under our operating leases consist of payments related to our real estate leases.

(2) Our purchase obligations consist of payments related to our facility expansions in Pune and Hyderabad, India.

Recent Accounting Pronouncements

In December 2004 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123 (revised 2004)—Share-Based Payment (SFAS 123R). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. The statement focuses primarily on accounting for transactions when an entity obtains employee services in share-based payment transactions. The statement provides for a prospective application of the new standard under which compensation cost will be recognized on or after the required effective date for all future share based award grants and the portion of outstanding awards for which the requisite service has not been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for pro forma disclosures. We are required to implement SFAS 123R beginning January 1, 2006. The effect of adoption of SFAS 123R is currently estimated to result in additional pre-tax expense of approximately $6.0 million in 2006.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), a replacement of APB Opinion No. 20, Accounting Changes, and FASB No. 3, Reporting Accounting Changes in Interim Financial Statements (SFAS 3). SFAS 154 replaces the provisions of SFAS 3 with respect to reporting accounting changes in interim financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after June 1, 2005. Issuers that apply SFAS 154 in an interim period should provide the applicable disclosures specified in SFAS 154. The Company does not expect SFAS 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

Forward-Looking Statements and Risk Factors

This annual report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as "believes," "expects," "may," "anticipates," "plans," "intends," "assumes," "will" or similar expressions. Forward-looking statements reflect management's current expectations, as of the date of this report, and involve certain risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements are described in Part I, Item IA to our annual report on Form 10-K, filed on March 16, 2006 with the SEC.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Kanbay International, Inc. (the "Company") has a Conflict of Interest and Business Ethics Policy applicable to all associates of the Company. The Chief Executive Officer, Chief Financial Officer and Controller of the Company (the "Senior Financial Officers") are bound by the provisions set forth therein relating to business ethics, confidentiality, conflicts of interest, compliance with laws and accounting standards and documentation. In addition to the Conflict of Interest and Business Ethics Policy, the Senior Financial Officers are subject to the additional specific provisions set forth below.

1. The Senior Financial Officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports to be filed by the Company with the Securities and Exchange Commission. Accordingly, it is the responsibility of each Senior Financial Officer promptly to bring to the attention of the General Counsel and the Audit Committee any untrue statement of a material fact and any omission of a material fact of which he or she may become aware pertaining to information that (a) affects the disclosures made by the Company in its public filings or (b) must otherwise be disclosed pursuant to the Company's policies and procedures regarding accounting standards and documentation.

2. Each Senior Financial Officer shall promptly bring to the attention of the General Counsel and the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves any associate who has a significant role in the Company's financial reporting, disclosures or internal controls.

3. Each Senior Financial Officer shall promptly bring to the attention of the General Counsel and the Audit Committee any information he or she may have concerning any violation of the Conflict of Interest and Business Ethics Policy or of this Code of Ethics, including any actual or apparent conflicts of interest between personal and professional relationships involving any associate who has a significant role in the Company's financial reporting disclosures or internal controls.

4. Each Senior Financial Officer shall promptly bring to the attention of the General Counsel and the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any associate or agent thereof.

5. The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code of Ethics by the Senior Financial Officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code of Ethics, including disciplinary action up to and including termination of employment. In determining what action is appropriate in a particular case, the Board of Directors or its designee shall take into account all relevant information, including (a) the nature and severity of the violation, (b) whether the violation was a single occurrence or repeated occurrences, (c) whether the violation appears to have been intentional or inadvertent, (d) whether the individual in question had been advised prior to the violation as to the proper course of action, (e) whether or not the individual in question had committed other violations in the past, and the penalties imposed, if any, in the past for comparable violations, and (f) any other factors deemed relevant by the Board of Directors.

This Code of Ethics may be amended, modified or waived only by the Board of Directors of the Company. Any such amendments, modifications or waivers are required to be disclosed to stockholders and the public by the Securities Exchange Act of 1934, as amended, and the rules there under and the applicable rules of The Nasdaq Stock Market.

Dated: July 22, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Kanbay International, Inc.

We have audited the accompanying consolidated balance sheets of Kanbay International, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kanbay International, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Kanbay International, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois
March 14, 2006

Consolidated Balance Sheets

(dollars in thousands)

	December 31, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 19,520	$ 29,126
Restricted cash	—	2,478
Short term investments, held to maturity at amortized cost	54,918	35,730
Accounts receivable—related parties	34,063	10,007
Accounts receivable—third parties	17,708	14,657
Employee and other receivables	1,571	1,599
Deferred income taxes	1,781	1,084
Prepaid expenses and other	10,308	14,416
Total current assets	139,869	109,097
Property and equipment:		
Land and buildings	23,213	6,291
Computer equipment	20,312	17,538
Computer software	7,586	5,407
Furniture and fixtures	9,749	5,691
Leasehold improvements	4,872	3,105
	65,732	38,032
Less accumulated depreciation	19,987	17,141
	45,745	20,891
Investment in affiliate	22,567	25,094
Long term investments, held to maturity at amortized cost	—	24,424
Goodwill	6,269	—
Other intangibles, net	3,026	—
Deferred income taxes	—	660
Total assets	$ 217,476	$ 180,166
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 3,878	$ 3,973
Amounts due to subcontractors	1,176	565
Deferred revenue	1,448	4,017
Customer deposit	7	4,106
Accrued liabilities	21,729	24,425
Total current liabilities	28,238	37,086
Deferred income taxes.	1,122	—
Total liabilities	29,360	37,086
Stockholders' equity:		
Preferred Stock, par value $0.001 per share, 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively	—	—
Common Stock, par value $0.001 per share, 200,000,000 shares authorized, 34,794,163 and 32,989,935 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively	35	33
Additional paid-in capital	135,843	120,641
Retained earnings	49,694	16,554
Unearned restricted stock compensation	(635)	—
Cumulative foreign currency translation adjustments	3,179	5,852
Total stockholders' equity	188,116	143,080
Total liabilities and stockholders' equity	$ 217,476	$ 180,166

Consolidated Statements of Income

(dollars in thousands except per share amounts)

	Year ended December 31, 2005	2004	2003
Net revenues—related parties	$ 149,030	$ 120,377	$ 70,942
Net revenues—third parties	81,447	62,229	36,211
Total revenues	230,477	182,606	107,153
Cost of revenues	121,198	96,139	58,675
Gross profit	109,279	86,467	48,478
Sales and marketing expenses	18,791	17,501	11,420
General and administrative expenses	39,231	30,958	24,072
Stock compensation expense	337	1,179	1,354
Total selling, general and administrative expenses	58,359	49,638	36,846
Depreciation and amortization	9,353	5,712	3,308
Loss on sale of fixed assets	234	32	36
Income from operations	41,333	31,085	8,288
Other income (expense):			
Interest expense	(12)	(17)	(287)
Interest income	2,235	659	39
Foreign exchange loss	(1,267)	(240)	(120)
Equity in earnings of affiliate	1,485	2,517	2,046
Gain on sale of net assets	270	—	—
Other, net	571	29	21
	3,282	2,948	1,699
Income before income taxes	44,615	34,033	9,987
Income tax expense (benefit)	11,475	6,679	(1,452)
Net income	33,140	27,354	11,439
Dividends on preferred stock	—	(277)	(608)
Increase in carrying value of stock subject to repurchase	—	—	3,063
Income available to common stockholders	$ 33,140	$ 27,077	$ 13,894
Income per share of common stock			
Basic	$ 0.97	$ 1.02	$ 0.68
Diluted	$ 0.88	$ 0.83	$ 0.50
The composition of stock compensation expense is as follows:			
Cost of revenues	$ 46	$ 488	$ 573
Sales and marketing expenses	15	201	256
General and administrative expenses	276	490	525
	$ 337	$ 1,179	$ 1,354

Consolidated Statements of Changes in Stockholders' Equity

(dollars in thousands)

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Unearned Restricted Stock Compensation	Retained Earnings (Accumulated Deficit)	Cumulative Foreign Currency Translation Adjustments	Stockholders' Equity
Balance at December 31, 2002	2,906,004	$ 3	19,688,724	$ 20	$ 53,876	$ —	$ (30,759)	$ 1,669	$ 24,809
Repurchase and retirement of stock subject to repurchase	—	—	—	—	(1,118)	—	—	—	(1,118)
Expiration of repurchase rights on stock subject to repurchase	427,329	—	596,990	1	(1)	—	8,520	—	8,520
Stock compensation expense	—	—	—	—	1,354	—	—	—	1,354
Change in ownership of investment in affiliate and other	—	—	—	—	(90)	—	—	—	(90)
Exercise of stock options	—	—	440,062	—	559	—	—	—	559
Impact of tax deduction less than stock compensation expense, net	—	—	—	—	(10)	—	—	—	(10)
Comprehensive income:									
Net income	—	—	—	—	—	—	11,439	—	11,439
Foreign exchange currency adjustments	—	—	—	—	—	—	—	2,045	2,045
Total comprehensive income									13,484
Balance at December 31, 2003	3,333,333	3	20,725,776	21	54,570	—	(10,800)	3,714	47,508
Change in ownership of investment in affiliate and other	—	—	—	—	(91)	—	—	—	(91)
Stock compensation expense	—	—	—	—	1,179	—	—	—	1,179
Exercise of stock options	—	—	589,102	1	793	—	—	—	794
Tax benefit related to stock option plan	—	—	—	—	3,548	—	—	—	3,548
Exercise of warrants.	33,605	—	40,963	—	294	—	—	—	294
Recapitalization	(3,366,938)	(3)	6,271,594	6	(3)	—	—	—	—
IPO proceeds, net of costs	—	—	5,362,500	5	60,351	—	—	—	60,356
Comprehensive income:									
Net income	—	—	—	—	—	—	27,354	—	27,354
Foreign exchange currency adjustments	—	—	—	—	—	—	—	2,138	2,138
Total comprehensive income									29,492
Balance at December 31, 2004	—	—	32,989,935	33	120,641	—	16,554	5,852	143,080
Change in ownership of investment in affiliate and other	—	—	—	—	30	—	—	—	30
Stock compensation expense	—	—	—	—	314	23	—	—	337
Exercise of stock options	—	—	1,746,855	2	4,902	—	—	—	4,904
Tax benefit related to stock option plan	—	—	—	—	8,937	—	—	—	8,937
Restricted stock grant.	—	—	40,000	—	658	(658)	—	—	—
Proceeds from employee stock purchase plan	—	—	17,373	—	361	—	—	—	361
Comprehensive income:	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	33,140	—	33,140
Foreign exchange currency adjustments	—	—	—	—	—	—	—	(2,673)	(2,673)
Total comprehensive income									30,467
Balance at December 31, 2005	—	—	34,794,163	$ 35	$ 135,843	$ (635)	$ 49,694	$ 3,179	$ 118,116

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year ended December 31,		
	2005	**2004**	**2003**
OPERATING ACTIVITIES			
Net income	$ 33,140	$ 27,354	$ 11,439
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,353	5,712	3,308
Loss on sale of fixed assets	234	32	39
Gain on sale of net assets	(270)	—	—
Stock compensation expense	337	1,179	1,354
Equity in earnings of affiliate	(1,485)	(2,517)	(2,046)
Deferred income taxes	(1,216)	450	(2,194)
Tax benefit due to (deduction less than) stock compensation expense, net	8,937	3,548	(10)
Changes in operating assets and liabilities:			
Accounts receivable	(24,833)	(13,924)	652
Other current assets	5,945	(11,146)	(1,289)
Accounts payable	(529)	1,622	(529)
Other current liabilities	(12,509)	14,309	4,041
Net cash provided by operating activities	17,104	26,619	14,765
INVESTING ACTIVITIES			
Additions to property and equipment	(30,008)	(15,329)	(5,997)
Proceeds from sale of fixed assets	6	27	14
Proceeds from sale of net assets, net of costs	351	—	—
Purchase of businesses, net of cash acquired	(11,406)	—	—
Purchases of short and long term investments	(110,291)	(60,154)	—
Maturity of short term investments	115,527	—	—
Decrease (increase) in restricted cash	2,478	(2,478)	—
Dividends received from affiliate	1,358	1,406	763
Net cash used in investing activities	(31,985)	(76,528)	(5,220)
FINANCING ACTIVITIES			
Payments on line of credit, net	—	—	(406)
Payments on long-term debt	—	—	(1,773)
Payments on amounts due related parties	—	—	(653)
Proceeds from IPO, net of costs	—	60,356	—
Proceeds from exercise of stock options	4,904	794	559
Proceeds from employee stock purchase plan	361	—	—
Proceeds from exercise of warrants	—	294	—
Net cash provided by (used in) financing activities	5,265	61,444	(2,273)
Effect of exchange rates on cash	10	172	20
(Decrease) increase in cash and cash equivalents	(9,606)	11,707	7,292
Cash and cash equivalents at beginning of period	29,126	17,419	10,127
Cash and cash equivalents at end of period	$ 19,520	$ 29,126	$ 17,419
NONCASH INVESTING AND FINANCING ACTIVITIES			
Accrued liability for repurchase of common stock	$ —	$ —	$ 1,118
SUPPLEMENTAL INFORMATION:			
Cash paid for interest	$ 12	$ 17	$ 292

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003 (dollars in thousands, except share and per share amounts)

1. Description of Business

Kanbay International, Inc. (the "Company") is a global provider of information technology, or IT, services and solutions focused on the financial services industry. The Company combines technical expertise with deep industry knowledge to offer a broad suite of services, including application development, maintenance and support, software package selection and integration, business process and technology advisory services, and other specialized services, through its global delivery model. The Company provides services primarily to banking institutions, securities and investment firms and insurance companies located in North America, India, Asia-Pacific and Europe.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries, after elimination of significant intercompany accounts and transactions. The consolidated financial statements for the period ending December 31, 2005 include the results of the two acquisitions which were completed in 2005 as of the purchase dates (refer to Note 4). The results of the Company's security and connectivity business in Australia are included through the date of sale (refer to Note 5).

The Company accounts for its interest (48.92% at December 31, 2005 and 48.98% at December 31, 2004) in SSS Holdings Corporation Limited ("SSS"), a company based in the United Kingdom, under the equity method of accounting. Under the equity method of accounting, the Company's share of income or loss of SSS is recorded as "equity in earnings of affiliate" in the consolidated statements of income. The Company accounts for any gains or losses arising from the issuance by SSS of its own stock, principally related to the exercise of stock options, as a direct charge or credit to additional paid-in-capital.

Stock Split

On June 15, 2004, the Company effectuated a 1.8627 for 1 stock split of the Company's common stock in the form of a stock dividend to stockholders (see Note 13). All references in the accompanying financial statements and notes to common stock, including number of shares authorized and outstanding, price per share, per share amounts, and stock option data, have been restated to reflect the split.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. On December 31, 2004, the Company had certificates of deposit for $2,478 that secured letters of credit issued by our bank in lieu of security deposits on two office leases which are classified as restricted cash.

As a result of negotiations with our U.S. lender, on October 28, 2005 our $2,478 restricted cash balance was no longer restricted.

Investments

At December 31, 2005 and 2004 the Company has investments in current and non-current maturities of corporate and government bonds, commercial paper and mortgage backed securities totaling $54,918 and $60,154, respectively. Maturities greater than one year are classified as non-current and all non-current investments mature within two years. It is management's intent and ability to hold the securities to maturity. Securities held to maturity are stated at amortized cost, which approximates the market value of those securities.

Accounts Receivable

The collectibility of the Company's accounts receivable is based upon a combination of factors. In circumstances where a specific customer is unable to meet its financial obligations (e.g., bankruptcy filings), a specific reserve for bad debts is recorded against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. For all other customers, reserves for bad debts are based on historical collection experience.

The allowance for doubtful accounts at December 31, 2005 and 2004 totaled $796 and $1,143, respectively. Unbilled accounts receivable was $18,977 and $8,798 at December 31, 2005 and 2004, respectively. Unbilled accounts receivable increased by $10,179 primarily due to the prepayment of the December 2004 invoice by our largest customer to facilitate their year end closing.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximated fair value as of December 31, 2005 and 2004, due to the short maturities of these instruments. The aggregate fair value of current and non-current investments was $54,745 and $60,032 at December 31, 2005 and 2004, respectively. The fair value of our current and non-current investments included an unrealized loss of $173 and $122 as of December 31, 2005 and 2004, respectively.

The fair value of financial instruments by investment type is as follows:

	December 31, 2005	December 31, 2004
State and local government bonds	$ 20,350	$ 12,750
Corporate bonds	8,618	18,368
Mortgage-backed securities	13,503	22,080
Commercial paper	12,274	6,834
	$ 54,745	$ 60,032

The unrealized gain (losses) of financial instruments by investment type is as follows:

	December 31, 2005	December 31, 2004
State and local government bonds	(36)	(41)
Corporate bonds	(136)	(44)
Mortgage-backed securities	(1)	(37)
Commercial paper	$ (173)	$ (122)
	$ 54,745	$ 60,032

Property and Equipment

Property and equipment, including software acquired for internal use, are stated at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Buildings	30 years
Computer equipment	3 years
Computer software	3 years
Furniture and fixtures	7 years
Leasehold improvements	2 - 13 years

Goodwill and Other Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible assets and identifiable intangible assets of businesses acquired and accounted for under the purchase method.

Intangible assets were acquired by the Company in conjunction with the Accurum, Inc. ("Accurum") and Pune Software Park Private Limited ("PSP Corporation") acquisitions during 2005. Intangible assets are carried at cost and are amortized on a straight-line basis over the assets estimated useful life. Intangible assets for the year ended December 31, 2005 include the following:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-average Amortization Period
Customer list	$ 2,438	$ (148)	$ 2,290	15 years
Non-solicitation agreement	500	(139)	361	3 years
Trade name	450	(75)	375	5 years
Total	$ 3,388	$ (362)	$ 3,026	12 years

The estimated aggregate amortization expense over the next five years is as follows:

	2006	2007	2008	2009	2010
Amortization Expense	$ 453	$ 438	$ 286	$ 248	$ 171

Goodwill consists of $5,282 from the Accurum acquisition and $987 from the PSP Corporation acquisition in 2005. These amounts are preliminary pending the finalization of remaining contingent payment obligations. Goodwill is subject to an annual impairment evaluation.

Impairment of Intangible and Long-Lived Assets

Intangible and long lived assets with finite lives are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an indicator of impairment exists, an estimate of undiscounted future cash flows is compared to the carrying amount of an asset or group of assets. If an asset or group of assets is determined to be impaired, the loss is measured by the excess of the carrying amount of the assets or group of assets over its fair value as determined by an estimate of discounted future cash flows. Such analysis involves significant judgment.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets are reduced by a valuation allowance if, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision in future periods based on new facts or circumstances.

Foreign Currency Translation

The financial statements of Kanbay Software (India) Private Limited ("KSIL"), which has the U.S. dollar as its functional currency, are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets. Adjustments from remeasurement are included in operations.

All of the Company's other international subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities are translated into U.S. dollars at exchange rates as of the balance sheet date, and revenues and expenses are translated at weighted average exchange rates. The adjustments resulting from translation are included as a component of stockholders' equity.

Revenue Recognition

The Company provides business process and technology services, software package selection and integration services, application development, maintenance and support services, and specialized services. Prior to the sale of the Company's security and connectivity business on May 31, 2005, the Company sold third party software licenses and provided support for those licenses. The Company does not track revenues or sell its services based on these categories. The Company's engagements often involve aspects of more than one service. However, each engagement consists of a single deliverable. Each of these services are described below followed by a description of the Company's methods of recognizing revenues from these services.

Business Process and Technology Services—The Company assists its clients by deploying senior consultants and industry technical experts to advise clients on how to best address business challenges and achieve objectives through the appropriate use of technology. These services are provided either on a time-and-materials or a fixed-price basis as described below.

Software Package Selection and Integration Services—The Company assists clients in the selection and/or integration of large software packages developed by third party vendors. The Company does not sell licenses for these third party software vendors nor does the Company receive any form of compensation from the third party software vendors in delivering these services. All selection and integration services are provided either on a time-and-materials or a fixed-price basis as described below.

Application Development, Maintenance and Support Services—The Company provides services associated with the custom development, maintenance and support of software for its clients. The Company does not develop software for resale. All development is specific to a client's needs and the client retains the intellectual property rights to the software. Maintenance and support may be provided on the software the Company has developed for the client or on software otherwise acquired by the client. Separate contractual agreements are entered into for maintenance provided on custom software developed by the Company for its clients, and these maintenance agreements are generally not entered into contemporaneously with software development agreements. These services are provided either on a time-and-materials or a fixed-price basis as described below.

Specialized Services—These services include business intelligence, application management outsourcing and application testing and validation. In the performance of these services, the Company may use certain software tools. These tools are not sold to the client, but rather are used internally to facilitate the work. These services are provided either on a time-and-materials or a fixed-price basis as described below. Application management outsourcing is a new service offering for the Company and may result in more complex types of contractual arrangements than the Company has historically undertaken. It is possible that some of the future engagements may involve multiple deliverables, in which case the Company will record revenues in accordance with Emerging Issues Task Force ("EITF") 00-21 "Revenue Arrangements with Multiple Deliverables."

Network and Systems Security Services—Prior to the sale of the Company's security and connectivity business on May 31, 2005, the Company consulted with its clients on internet security assessment and strategy, development of internet security solutions and reviewed and monitored internet security. In addition, the Company sold third party software products and maintenance contracts on that software. The consulting and implementation services were provided either on a time-and-materials or a fixed-price basis as described below.

Revenues from the sale of third party software licenses are recognized in the period in which the licenses are delivered. The revenues from third party software sales and third party maintenance agreement sales are recorded on a gross basis in accordance with EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent." The Company recognizes the revenue allocable to software licenses upon delivery of the software product to the end-user, unless the fee is not fixed or determinable, collectibility is not probable or a signed agreement is not in effect. Revenues from maintenance agreements are amortized over the term of the agreement. The unrecognized portion of the revenue at the end of each accounting period is recorded as deferred revenue.

As referenced above, the Company's services are provided on either a time-and-materials or a fixed-price basis. Revenues related to time-and-materials contracts are recognized as the service is performed. Revenues related to fixed-price contracts, which primarily relate to application development and enhancement projects, are recognized as the service is performed using the proportionate performance method of accounting, under which the sales value of performance, including estimated earnings thereon, is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost. In general, fixed-price contracts are cancelable subject to a specified notice period. All services provided through the date of cancellation are due and payable under the contract terms. The Company invoices fixed-price contracts based upon the terms of the contract or upon achievement of milestones during the project. Differences between the timing of billings and the recognition of revenue are recorded as either unbilled or deferred revenue. The Company does not incur significant up-front costs associated with fixed-price contracts and all costs related to the services provided are expensed as incurred. Estimates are subject to adjustment as a project progresses to reflect changes in expected completion costs or dates. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately. The Company accounts for each client contract as a stand-alone contract rather than combining all single counterparty contracts. Warranty provisions exist under some contracts, which generally exist for a period ranging from 30 to 90 days past contract completion. If warranty provisions exist, they are included in the total estimated cost when calculating proportionate performance, however, a reserve is not maintained as the amounts of such potential warranty obligations are not material. Failure to accurately estimate the resources and time required for a fixed-price project, or failure to complete contractual obligations within the time frame committed, could have a material adverse effect on the Company's results of operations and financial condition. In addition, certain contracts require the Company to provide a fixed number of hours of service per year, but do not contain defined deliverables. Revenues from these contracts are also recognized on the same proportionate performance basis.

Revenues related to services performed without a signed agreement or work order are not recognized until there is evidence of an agreement, such as when agreements or work orders are signed, or if collection is uncertain, when payment is received; however, the cost related to the performance of these services is recognized in the period the services are rendered. Services provided without a signed agreement or work order have been time and material engagements with existing clients under a master services agreement. Billings to these clients are based on established terms with the clients and processes are in place to ensure that the client has ordered and accepted the services provided before revenue is recognized. For all services, revenue is recognized when, and if, evidence of an arrangement is obtained and the other criteria to support revenue recognition are met, including the price is fixed and determinable, services have been rendered and collectibility is reasonably assured.

Reimbursements received for out of pocket expenses incurred are included in revenues and cost of revenues and totaled $1,874, $905 and $524 during 2005, 2004 and 2003, respectively.

Advertising Costs

Advertising costs are charged to operations as incurred and totaled $81, $317 and $188 during 2005, 2004 and 2003, respectively.

Derivatives

The Company accounts for derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement requires the Company to recognize all derivatives in the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through operations. If the Company elects to account for a derivative as a hedge, depending on the nature of the hedge, changes in the fair value of such derivatives are either offset against the change in the fair value of the respective assets or liabilities through operations, or recognized in other comprehensive income until the hedged item is recognized in operations.

Stock Options

The Company has stock-based employee compensation plans (see Note 11). SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to apply Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. For options granted where the number of shares is fixed and the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized. For options granted where the number of shares is fixed and the exercise price is less than the market price of the underlying stock on the date of grant, the Company has recognized stock compensation expense for the difference between the market price and the exercise price over the vesting period using the straight line method.

Had compensation cost been determined based upon the fair value at the grant date for awards under the plans based on the provisions of SFAS No. 123, the Company's pro forma earnings and earnings per share would have been as follows:

	Year ended December 31,		
	2005	2004	2003
Net income, as reported	$33,140	$27,354	$11,439
Compensation expense, as reported, net of tax	245	948	1,209
Compensation expense, under the fair value method, net of tax	(4,820)	(2,939)	(550)
Pro forma net income	$28,565	$25,363	$12,098
Pro forma net income available to common stockholders—basic	$28,565	$25,086	$14,553
Pro forma net income available to common stockholders—diluted	$28,565	$25,363	$15,161

	Year ended December 31,		
	2005	2004	2003
Income Per Share:			
As reported:			
Basic	$0.97	$1.02	$0.68
Diluted	0.88	0.83	0.50
Pro forma:			
Basic	$0.84	$0.94	$0.71
Diluted	0.76	0.77	0.52

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,		
	2005	2004	2003
Dividend yield	0%	0%	0%
Average expected option life	5 years	5 years	5 years
Risk-free interest rate	4.24%	3.71%	4.96%
Expected volatility	50%	50%	70%

Based on these assumptions, the weighted-average fair value of the options granted was $9.23 in 2005, $6.22 in 2004 and $1.47 in 2003.

Because of the use of highly subjective assumptions, the pro forma disclosures are not likely to be representative of the effects on reported net income or loss in future years.

Income per Share of Common Stock

The following table sets forth the computation of basic and diluted income per share of common stock:

	Year ended December 31,		
	2005	2004	2003
Basic:			
Net income, as reported	$33,140	$27,354	$11,439
Dividends on preferred stock	—	(277)	(608)
Decrease in carrying value of stock subject to repurchase	—	—	3,063
Income available to common stockholders	$33,140	$27,077	$13,894
Weighted-average number of shares of common stock outstanding	34,120,045	26,573,373	20,493,852
Basic income per share	$0.97	$1.02	$0.68
Diluted:			
Net income	$33,140	$27,354	$11,439
Decrease in carrying value of stock subject to repurchase	—	—	3,063
	$33,140	$27,354	$14,502
Weighted-average number of shares of common stock outstanding	34,120,045	26,573,373	20,493,852
Effect of conversion of preferred stock	—	2,835,875	6,208,998
Effect of dilutive stock options and warrants	3,368,122	3,678,306	2,262,061
Denominator for diluted income per share calculation	37,488,167	33,087,554	28,964,911
Diluted income per share	$0.88	$0.83	$0.50
Securities that are not included in the computation of diluted per share as their impact is anti-dilutive:			
Stock options and warrants	139,870	—	435,136

New Accounting Standards

In December 2004 the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004)—Share-Based Payment (SFAS 123R). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. The statement focuses primarily on accounting for transactions when an entity obtains employee services in share-based payment transactions. The statement provides for a prospective application of the new standard under which compensation cost will be recognized on or after the required effective date for all future share based award grants and the portion of outstanding awards for which the requisite service has not been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for pro forma disclosures.

We are required to implement SFAS 123R beginning January 1, 2006. The effect of adoption of SFAS 123R is currently estimated to result in additional pre-tax expense of approximately $6.0 million in 2006.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), a replacement of APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements (SFAS 3). SFAS 154 replaces the provisions of SFAS 3 with respect to reporting accounting changes in interim financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after June 1, 2005. Issuers that apply SFAS 154 in an interim period should provide the applicable disclosures specified in SFAS 154. The Company does not expect that SFAS 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

2. Prepaid Expenses and Other

Prepaid expenses and other consist of the following:

	December 31, 2005	December 31, 2004
Income taxes receivable	$ 5,393	$ 7,781
Other prepaid expenses	4,915	6,635
	$ 10,308	$ 14,416

3. Investment in Affiliate

The Company accounts for its 48.92% interest in SSS Holdings Limited ("SSS"), A UK company, under the equity method of accounting. Under the equity method of accounting, the Company's share of income or loss of SSS is recorded as "equity in earnings of affiliate" in the consolidated statements of income. Changes in the carrying value of SSS consists of the following:

	2005	2004
Carrying value in SSS at beginning of year	$ 25,094	$ 22,185
Equity in earnings of SSS	1,485	2,517
Cash dividend received from SSS	(1,358)	(1,406)
Foreign currency translation adjustments	(2,684)	1,889
Change in ownership percentage and other	30	(91)
Carrying value in SSS at end of year	$ 22,567	$ 25,094

Condensed statement of operations and balance sheet information of SSS are presented below. All amounts are presented in accordance with accounting principles generally accepted in the United States. In addition, the assets and liabilities of SSS have been translated at exchange rates as of the balance sheet date and revenues and expenses of SSS have been translated at the annual weighted-average exchange rate for each respective reporting period.

	Year ended December 31, 2005	2004	2003
Condensed statement of operations information			
Net revenues	$ 58,149	$ 63,858	$ 54,684
Net income	3,043	5,143	4,053

	December 31, 2005	2004
Condensed balance sheet information		
Current assets	$ 12,903	$ 16,096
Non-current assets	7,158	8,994
Total assets	$ 20,061	$ 25,090
Current liabilities	$ 5,549	$ 9,110
Long-term liabilities	33	191
Stockholders' equity	14,479	15,789
Total liabilities and stockholders' equity	$ 20,061	$ 25,090

4. Acquisitions

On March 2, 2005, the Company acquired 100% of the outstanding shares of Accurum, Inc. ("Accurum") for approximately $5,000, subject to certain adjustments. Accurum is an IT services provider to the security and investment industry. The acquisition was accounted for as a purchase and the results of Accurum have been included in the Company's consolidated results since the date of acquisition. The purchase price, including acquisition costs paid and net of $294 cash acquired, was allocated to assets acquired and liabilities assumed as follows:

Current assets	$ 2,961
Property and equipment	424
Other assets	336
Goodwill	5,282
Other intangibles	3,340
Liabilities assumed	(4,708)
Net purchase price	$ 7,635

The net purchase price is preliminary and is subject to change based on certain future contingent payments. The purchase price has been adjusted from $4,938 as of March 31, 2005 to $7,635 as of December 31, 2005 due to an additional contingent payment of $3,000 for meeting certain sales targets, a $(383) working capital adjustment in accordance with the terms of the stock purchase agreement, and an additional $80 in legal and other professional service fees relating to the acquisition. The purchase agreement provides for additional contingent future payments of up to $4,000 for achievement of certain sales and profitability targets during the fifteen-month post acquisition period. These contingent future payments may affect the final net purchase price. A valuation of the intangible assets was performed by a third party during 2005 which resulted in an adjustment to goodwill to recognize the fair value of the other intangible assets acquired, which includes the tradename, a customer list and non-compete agreements.

On October 19, 2005, the Company's Indian subsidiary, Kanbay Software (India) Private Limited ("KSIL") acquired 100% of the outstanding shares of Pune Software Park Private Limited ("PSP Corporation") for approximately $3,761 (170,000 rupees). PSP Corporation owned a technology park and development center in Pune, India which was occupied and leased primarily to KSIL. Approximately $283 of the closing payment is held in an escrow account to satisfy indemnification obligations of the sellers that may arise under the purchase agreement. The acquisition was accounted for as a purchase and the results of PSP Corporation have been included in the Company's consolidated results since the date of acquisition. The purchase price, including acquisition costs paid and net of $7 cash acquired, was allocated to assets acquired and liabilities assumed as follows:

Current assets	$ 1,202
Property and equipment	3,750
Goodwill	987
Other intangibles	48
Liabilities assumed	(2,216)
Net purchase price	$ 3,771

The net purchase price is preliminary and is subject to change based on the outcome of certain indemnification obligations. The purchase price as of December 31, 2005 includes the closing payment $3,754 (170,000 rupees) plus $17 (776 rupees) in legal and other professional service fees relating to the acquisition.

The Company's consolidated financial statements include the results of operations for Accurum and PSP Corporation since the dates of acquisitions. Unaudited pro forma results of operations data as if these acquisitions had occurred as of January 1, 2005 and January 1, 2004 are as follows:

	December 31	
	2005	**2004**
Proforma revenues	$ 233,138	$ 194,953
Proforma income from operations	41,438	31,970
Proforma net income	$ 32,821	$ 28,045
Proforma basic earnings per share	$ 0.96	$ 1.06
Proforma dilutive earnings per share	$ 0.88	$ 0.85

5. Sale of Net Assets and Reduction in Workforce

On May 31, 2005, we sold our security and connectivity business in Australia to Loop Technology Pty Limited ("Loop") for approximately $351. Our security and connectivity business sold third party software licenses and provided support for those licenses. The sale of this business will allow us to focus on growing our core services business. We have entered into a transitional services agreement with Loop to provide certain administrative services through the first quarter of 2006. In addition, we have entered into a sublease agreement with Loop for office space it uses in Melbourne and Brisbane for the remainder of the lease period. We recognized a gain of $270 on the sale of this business during the second quarter of 2005.

In February 2004, the Company established a regional off-site development center in St. Louis, Missouri, using 89 former employees of one of its clients as the initial staff. At the time the Company established this development center, the U.S. presidential and congressional campaigns caused a considerable political debate regarding outsourcing and the use of offshore resources. In addition, a change in government in India created additional anxiety about the use of offshore outsourcing. This, in turn, created an interest in the marketplace for regional off-site development centers in the United States. However, interest in regional off-site development centers has significantly diminished.

As a result, the Company was unable to redeploy the majority of the St. Louis staff on new billable assignments. In early May 2005, the Company terminated 56 of the St. Louis employees. The Company recognized a charge of approximately $800 in the second quarter of 2005 as a result of the employee termination costs resulting from this workforce reduction. The Company paid all termination costs prior to June 30, 2005. The employee termination costs are reflected in 2005 in the "Cost of revenues" in the consolidated statements of income.

6. Financial Derivatives

For the foreseeable future the Company expects that a significant portion of its personnel and operating costs will continue to be denominated in Indian rupees, while the majority of revenues will continue to be generated in U.S. dollars. Accordingly, the Company has entered into several forward foreign currency contracts in 2005 to hedge foreign currency exchange exposure between the Indian rupee and the U.S. dollar. As of December 31, 2005, the aggregate fair market value of outstanding forward foreign currency contracts was $8,276, with maturity dates ranging from March 2006 through July 2006. The Company accounts for derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The forward foreign currency contracts do not qualify for hedge accounting under SFAS No. 133 and, accordingly, are marked-to-market and recorded at fair value in "Accrued liabilities" in the consolidated balance sheet. Unrealized gains and losses are reported in "Foreign exchange loss" in the consolidated statements of income. An unrealized loss of $183 was recognized in 2005.

7. Lines of Credit

As of December 31, 2005, the Company had a credit facility with Silicon Valley Bank, which provided for a $7,500 revolving line of credit. The Company had $5,022 and $7,500 available under this facility at December 31, 2005 and 2004, respectively. Borrowings under the revolving line of credit were limited to the borrowing base, as defined in the credit facility, which bear interest at prime. The credit facility also provided for a $3,500 sub limit for letters of credit. At December 31, 2005 the Company had $2,478 letters of credit outstanding in this facility in lieu of security deposits for office leases in Rosemont, Illinois and New York, New York. The credit facility also required the Company to maintain certain financial covenants, including a minimum quick ratio.

KSIL has a credit facility with Citibank India which provides for a line of credit of approximately $2,912 and matures in December 2006 and with HSBC Bank in India for approximately $885 (40,000 rupees) which matures in September 2006. Both credit facility provides for bank guarantees and letters of credit in foreign currency. As of December 31, 2005, KSIL had a bank guarantee of approximately

$962 outstanding and $644 in open letters of credit with Citibank India. As of December 31, 2005, KSIL had a bank guarantee of approximately $50 outstanding and $279 in open letters of credit with HSBC Bank in India. There were no outstanding letters of credit at December 31, 2004. In June 2005, KSIL signed an International Foreign Exchange Master Agreement (IFEMA) with HSBC Bank in India to provide a foreign exchange facility of approximately $11.1 million to hedge trade related foreign exchange exposure. As of December 31, 2005, KSIL had approximately $8.3 million in foreign exchange contracts covered by this facility. Our foreign exchange facility is unsecured and contains provisions which require prior approval by HSBC Bank in India on changes to our capital structure, making certain investments, and incurring additional debt. In addition, the HSBC bank facility imposes restrictions on dividend payments and net working capital.

8. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,	
	2005	2004
Accrued bonus and commissions	$ 4,096	$ 9,833
Accrued vacation	3,272	2,694
Accrued salaries, withholding and taxes	3,159	3,898
Accrued facility expansion expenses	3,123	425
Other	8,079	7,575
	$ 21,729	$ 24,425

9. Income Taxes

Income before income taxes based on the geographic location to which such income is attributed is as follows:

	Year ended December 31,		
	2005	2004	2003
United States	$ 21,507	$ 14,501	$ 6,044
Foreign	23,108	19,532	3,943
	$ 44,615	$ 34,033	$ 9,987

The components of income tax expense (benefit) are as follows:

	Year ended December 31,		
	2005	2004	2003
Current:			
Federal	$ 9,260	$ 4,782	$ 729
State	1,995	755	127
Foreign	1,437	692	215
Deferred	(1,217)	450	(2,523)
	$ 11,475	$ 6,679	$ (1,452)

Income tax expense (benefit) differs from the U.S. federal statutory rate due to the following items:

	Year ended December 31,		
	2005	2004	2003
Provision at U.S. federal statutory rate	$ 15,649	$ 11,571	$ 3,396
State taxes, net of federal effect	1,200	660	242
Foreign tax holiday	(7,037)	(5,922)	(1,637)
Undistributed earnings of SSS	234	(212)	(510)
Foreign tax credit	—	(200)	(259)
Non-deductible items	273	92	470
Change in valuation allowance	241	(43)	(2,772)
Foreign deferred taxes out of tax holiday	(244)	—	—
Tax reserves	1,697	521	100
Other	(538)	212	(482)
	$ 11,475	$ 6,679	$ (1,452)

In determining tax provisions, the Company also provides for tax contingencies based on the Company's assessment of future regulatory reviews of filed tax returns. Tax reserves, which are recorded in income taxes payable, are based on management's estimates and are subject to revision as additional information becomes available.

Total taxes paid by the Company were $2,045, $10,851 and $743 in 2005, 2004 and 2003, respectively.

The Company's Indian subsidiary, KSIL, operates three software export units which, under the Indian Income Tax Act of 1961, are entitled to claim various tax holidays for a period of up to ten years with respect to its export profits. Substantially all of the earnings of KSIL are attributable to export profits and, therefore are currently substantially exempt from Indian income tax. These tax holidays on one of the units ended on March 2005. The remainder of the tax holidays will remain in place until March 31, 2009, at which time the Company expects its effective tax rate to increase to approximately 37.0%. The effect of the income tax holiday was to reduce income tax expense in 2005, 2004 and 2003 and increase net income in 2005, 2004 and 2003 by approximately $6,845, $5,099 and $1,742 respectively, and increase diluted income per share in 2005, 2004 and 2003 by $0.18, $0.15 and $0.06, respectively.

The Government of India recently enacted new transfer pricing rules and began audits of companies, including the Company, which are subject to the new rules. The Company is uncertain whether the audits will result in adjustments to its Indian taxable income given the limited precedents in applying the new rules. To the extent the Company's income in India is adjusted upon audit, such adjustments would not be exempt from tax under the tax holiday and would increase the Company's Indian tax liability and decrease its net income.

No provision for U.S. income taxes has been made on the undistributed earnings of consolidated foreign subsidiaries as such earnings are considered to be permanently reinvested overseas. At December 31, 2005, the undistributed earnings amounted to $42,550. Determination of the amount of unrecognized deferred tax liability on the undistributed earnings is not practicable. In addition, no provision or benefit for U.S. income taxes has been made on foreign currency translation adjustments.

Undistributed earnings of the Company's investment in SSS amounted to approximately $5,112 at December 31, 2005. Upon distribution of those earnings in the form of dividends or otherwise, the Company expects to have foreign tax credits available to offset the majority of the resulting federal income tax liability. The Company has recorded a deferred tax liability at December 31, 2005 for the difference in statutory tax rates between the United States and the United Kingdom.

The tax effects of temporary differences of assets and liabilities between income and financial reporting are as follows:

	December 31, 2005	December 31, 2004
Deferred tax assets:		
Net operating loss carry forwards	$ 2,854	$ 1,884
Capital loss carry forwards	256	250
Accrued vacation	731	719
Allowance for doubtful accounts	284	406
Stock compensation expense	935	1,187
Foreign tax credits	154	—
Other	842	97
	6,056	4,543
Deferred tax liabilities:		
Depreciation	(809)	(509)
Intangibles	(1,187)	—
	4,060	4,034
Valuation allowance	(3,401)	(2,290)
Net deferred tax asset	$ 659	$ 1,744

At December 31, 2005, the Company has foreign net operating loss carry forwards of approximately $10,673 which may be carried forward indefinitely. These operating loss carry forwards are subject to audit by the various taxing authorities.

The Company established a valuation allowance at December 31, 2005 and 2004, due to uncertainty regarding the realization of certain deferred tax assets, principally the net operating loss carry forwards in certain foreign countries and the capital loss carry forward because the Company does not have an established history of profitability in the respective foreign tax jurisdictions and does not have an established history of generating capital gains in the United States.

10. Lease Commitments

The Company leases various facilities and computer equipment under noncancelable operating leases. Total rent expense during the year ended December 31, 2005, 2004 and 2003, was $3,833, $2,936 and $1,678, respectively.

Future minimum payments under non cancelable operating leases with terms in excess of one year are $3,412 in 2006, $1,450 in 2007, $726 in 2008, $748 in 2009, $784 in 2010 and $4,623 thereafter.

11. Benefit Plans

Kanbay Incorporated, a wholly-owned subsidiary of the Company, sponsors a defined-contribution plan that qualifies under Section 401(k) of the Internal Revenue Code. The plan covers all eligible employees of Kanbay Incorporated. Any subsidiary or affiliate, as defined in the plan document, of Kanbay Incorporated may also adopt the plan with the Company's consent. Participants in the plan may contribute up to 15% of their before-tax earnings to the plan. In addition, Kanbay Incorporated matches 40% of employee contributions up to 6% of the employee's annual salary. The Company's expense related to the plan was $598, $454 and $296 during the year ended December 31, 2005, 2004 and 2003, respectively.

KSIL has an employee benefit plan that covers substantially all India-based employees. The employees' provident fund, pension and family pension plans are statutory defined contribution retirement benefit plans. Under the plans, employees contribute up to 12% of their base compensation, which is matched by an equal contribution by the company and deposited with the Regional Provident Fund Commissioner. The expense recognized was $1,743, $1,173 and $695 for the years ended December 31, 2005, 2004 and 2003, respectively.

KSIL has a statutory gratuity plan that is a statutory post-employment benefit plan. The expense recognized was $448, $165 and $146 for the years ended December 31, 2005, 2004, and 2003, respectively, based on the actuarial valuations.

12. Stockholders' Equity

On June 15, 2004, the Company effectuated the recapitalization of its capital structure. The recapitalization consisted of (a) the voluntary conversion of all outstanding shares of the Company's Series A-1 and A-2 Preferred Stock into shares of the Company's Class A Common Stock; (b) the reclassification of all of its then outstanding shares of Class A Common Stock into a newly-reclassified and redesignated class of Common Stock; (c) the authorization of a new class of preferred stock; and (d) a 1.8627 for 1 stock split of the Company's Common Stock.

As indicated in Note 1, all references in the financial statements to Common Stock including number of shares authorized and outstanding, price per share, per share amounts and stock option plan data have been restated to reflect the split.

On July 27, 2004, the Company completed the initial public offering of shares of its common stock. In connection with our initial public offering, the Company issued and sold 5,362,500 shares of its common stock at an offering price of $13.00 per share. After deducting underwriting discounts, commissions and estimated offering-related expenses, the initial public offering resulted in net proceeds to the Company of approximately $60 million.

On December 13, 2004, the Company completed a registered public offering of shares of its common stock. In connection with this offering, certain of our stockholders sold an aggregate of 5,000,000 shares of common stock at a public offering price of $26.50 per share. On December 28, 2004, certain of these selling stockholders sold an additional 750,000 shares of common stock at the public offering price of $26.50 per share upon the exercise of the underwriters' over-allotment option. The Company did not receive any proceeds from this registered public offering.

Holders of Series A-1 and Series A-2 Preferred Stock (collectively, the Preferred Stock) were entitled to receive a cash dividend of $.0005 per share per day. Each share of Series A-1 Preferred Stock was convertible at the option of the holder at any time into 1.8627 shares of common stock. Each share of Series A-2 Preferred Stock was convertible at the option of the holder at any time into 1.8627 shares of common stock. As described above, on June 15, 2004, all outstanding shares of Series A-1 and Series A-2 Preferred Stock were converted into common stock. Upon liquidation, holders of Preferred Stock were entitled to receive, prior to any distributions with respect to common stock, an amount equal to the greater of $3.00 per share plus any accrued but unpaid dividends or the amount to which each share of Preferred Stock would otherwise be entitled if such share were converted into common stock immediately prior to such liquidation. Upon the recapitalization and initial public offering of the Company's common stock all dividends in arrears were foregone.

Holders of Common Stock are entitled to one vote for each share held. Holders of Preferred Stock were entitled to the number of votes, which the holder would cast if all shares of Preferred Stock were converted into common stock.

At December 31, 2005, the Company had the following warrants outstanding: (1) warrants to purchase 223,524 shares of common stock at an exercise price of $3.36 per share which expire in October 2009; and (2) warrants to purchase 372,540 shares of common stock at an exercise price of $7.64 per share which expire in September 2010.

An aggregate of 9,124,863 shares of common stock are reserved for: (1) the exercise of warrants (596,064 shares); (2) future purchases under the employee stock purchase plan (482,627); (3) the exercise of outstanding stock options (6,431,155); and (4) future equity grants under the stock incentive plan (1,615,017).

13. Stock Incentive and Stock Purchase Plans

Stock options, restricted stock, stock appreciation rights and performance shares may be granted to employees, outside directors, and consultants under a stock incentive plan with varying agreements based on the provisions of the plan at the time of grant. Generally, outstanding options vest over periods not exceeding four years and expire either ten years after the date of grant or five years after vesting depending on the agreement. In the event of a termination of employment (other than a result of death or disability), the vested portion of an Employee's options is forfeited either 60 or 90 days after such termination depending on the agreement and the unvested portion is immediately forfeited. In the event of a termination of employment as a result of death or disability, the unvested portion of an Employee's options vest upon such event and the options are forfeited 1 year after such termination. In any case, the plan administrator may authorize a change to such forfeiture provisions. Generally restricted stock vests over periods not exceeding four years. During the restriction period, participants holding restricted stock may exercise full voting rights with respect to the underlying common stock.

A summary of stock incentive plan activity is as follows:

	Shares Available for Grant	Options Outstanding	Price per Share	Weighted-average Exercise Price
December 31, 2002	1,660,114	5,143,054	$ 0.90 - 3.46	$ 1.71
Options granted	(251,464)	251,464	3.46 - 4.07	3.59
Options exercised		(440,066)	0.90 - 1.45	1.27
Options canceled	332,538	(332,538)	0.90 - 3.46	1.45
December 31, 2003	1,741,188	4,621,914	0.90 - 4.07	1.88
Additional shares authorized	4,077,362			
Options granted	(4,224,498)	4,224,498	13.00 - 27.54	13.06
Options exercised		(589,102)	0.90 - 1.61	1.25
Options canceled	68,927	(68,927)	1.45 - 13.00	9.25
December 31, 2004	1,662,979	8,188,383	0.90 - 27.54	7.65
Options granted	(469,133)	469,133	14.44 - 30.23	19.09
Restricted stock granted	(40,000)		16.46	
Options exercised		(1,765,190)	0.90 - 13.00	2.85
Options canceled	461,171	(461,171)	0.90 - 26.38	12.05
December 31, 2005	1,615,017	6,431,155	$ 0.90 - $30.23	$ 9.49

A summary of stock options exercisable is as follows:

	December 31, 2005	2004	2003
Stock options exercisable	3,007,409	3,368,494	3,384,393
Weighted-average exercise price	$5.44	$2.04	$1.54

The following table summarizes information about options outstanding at December 31, 2005:

Number Outstanding	Average Remaining Contractual Life	Weighted-average Exercise Price	Options Exercisable
151,194	3.3 years	$ 0.90	151,194
777,588	3.7 years	1.45	777,588
411,050	4.9 years	1.69	411,050
1,013,899	6.2 years	3.46	743,098
53,554	7.7 years	4.07	25,613
3,533,237	6.0 years	13.00	892,991
23,500	6.2 years	22.51	5,875
467,133	7.5 years	19.09	—
6,431,155			3,007,409

A grant of 40,000 shares of restricted stock was made on November 10, 2005 with a fair value of $16.46 per share and 25% vesting per year from date of grant.

The Company has an employee stock purchase plan which became effective on January 1, 2005. The plan provides for eligible employees to purchase, by payroll withholding, shares of common stock at a 10% discount from the market price as of the end of each semi-annual accumulation period. Accumulation periods end June 30 and December 31 each year. In early July 2005, 17,373 shares were issued after the end of the June 30 accumulation period.

14. Segment Information and Significant Customers

The Company operates in one line of business—providing information management consulting services. The Company earns a significant portion of its revenues from a limited number of customers. During the years ended December 31, 2005, 2004 and 2003, its largest customer accounted for 53.1%, 55.6% and 53.2% of net revenues and its second largest customer accounted for 11.6%, 10.3% and 13.0% of net revenues. Both of these customers are stockholders of the Company. The Company's five largest customers accounted for 75.6%, 80.4% and 80.7% of net revenues for the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005 and 2004, the two largest customers collectively accounted for 64.7% and 42.2% of accounts receivable, respectively.

15. Geographic Information

The Company operates in various foreign countries. Net revenues and total assets in these various countries are as follows:

	Year ended December 31, 2005		
	Net Revenues	Intercompany Elimination	Consolidated Net Revenues
Australia	$ 7,414	$ —	$ 7,414
Canada	114	—	114
Hong Kong	2,703	—	2,703
India	85,317	(84,000)	1,317
Japan	913	—	913
Singapore	6,143	—	6,143
United Kingdom	7,370	—	7,370
United States	205,041	(538)	204,503
	$ 315,015	$ (84,538)	$ 230,477

	Year ended December 31, 2005		
	Net Revenues	Intercompany Elimination	Consolidated Net Revenues
Australia	$ 11,797	$ —	$ 11,797
Hong Kong	1,209	—	1,209
India	58,674	(58,657)	17
Japan	448	—	448
Singapore	4,987	—	4,987
United Kingdom	7,897	—	7,897
United States	156,251	—	156,251
	$ 241,263	$ (58,657)	$ 182,606

	Year ended December 31, 2005		
	Net Revenues	Intercompany Elimination	Consolidated Net Revenues
Australia	$ 10,583	$ —	$ 10,583
Hong Kong	1,267	—	1,267
India	28,342	(28,284)	58
Japan	742	—	742
Singapore	1,939	—	1,939
United Kingdom	4,310	—	4,310
United States	88,254	—	88,254
	$ 135,437	$ (28,284)	$ 107,153

	December 31,	
	2005	2004
Total assets:		
Australia	$ 1,308	$ 4,328
Canada	95	91
Hong Kong	2,231	305
India	47,229	22,534
Japan	761	269
Singapore	3,809	3,622
United Kingdom	3,590	4,262
United States	158,453	144,755
	$ 217,476	$ 180,166

	December 31,	
	2005	2004
Net long-lived assets:		
Australia	$ 128	$ 328
Canada	1	1
Hong Kong	104	36
India	40,301	16,707
Japan	11	22
Singapore	53	53
United Kingdom	4	5
United States	37,005	53,917
	$ 77,607	$ 71,069

16. Subsequent Events

On March 9, 2006, the Company completed the acquisition of Adjoined Consulting, Inc., a privately held IT consulting firm based in Miami, Florida. The aggregate purchase price paid to former Adjoined stockholders was approximately $164.5 million, subject to certain adjustments, which consisted of cash in the amount of approximately $95.4 million and approximately 4,254,839 shares of our common stock. The Company believes the acquisition will enhance its competitive position in the IT services industry and expand its service offerings. The Company will account for the acquisition as a purchase transaction in the first quarter of 2006.

On March 9, 2006, the Company entered into a credit agreement with LaSalle Bank National Association ("LaSalle"). The credit agreement provides for a $50 million term loan, and a revolving credit facility of up to $75 million, which includes subfacilities for swing-line loans and letters of credit. The Company's obligations under the credit facility are secured by substantially all of its assets and a first priority pledge of the outstanding equity securities of its domestic subsidiaries, and 65% of the outstanding equity securities of certain of its foreign subsidiaries. Loans outstanding under the credit agreement bear interest at the LIBOR rate or, at the Company's option, an alternate base rate, in each case, plus an applicable margin based on our total leverage ratio. The credit agreement includes various covenants, including covenants that require the Company to maintain minimum fixed charge and asset coverage ratios and a maximum total leverage ratio. In addition, the credit agreement contains limitations on the Company's ability to dispose of assets, incur indebtedness, create liens, make certain investments, pay dividends and merge or consolidate. The credit agreement will replace the Company's existing line of credit with Silicon Valley Bank, which the Company intends to terminate by the second quarter of 2006.

17. Quarterly Financial Information (Unaudited)

The following table represents unaudited statement of income data for our most recent eight fiscal quarters. You should read the following table in conjunction with our consolidated financial statements and related notes appearing elsewhere in this report. The results of operations of any quarter are not necessarily indicative of the results that may be expected for any future period.

	2005				2004			
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Net revenues	$ 61,048	$ 58,951	$ 57,018	$ 53,460	$ 50,878	$ 49,973	$ 44,750	$ 37,005
Gross profit	$ 29,745	$ 27,882	$ 26,289	$ 25,363	$ 24,065	$ 23,561	$ 20,601	$ 18,240
Net income	$ 8,944	$ 8,711	$ 7,278	$ 8,207	$ 8,037	$ 7,558	$ 6,430	$ 5,329
Income per share of common stock:								
Basic	$ 0.26	$ 0.25	$ 0.21	$ 0.25	$ 0.25	$ 0.24	$ 0.29	$ 0.25
Diluted	$ 0.24	$ 0.23	$ 0.19	$ 0.22	$ 0.21	$ 0.22	$ 0.21	$ 0.18

Market Information

Our common stock has been trading on the Nasdaq National Market under the symbol "KBAY" since July 22, 2004. Prior to that time, there was no public market for our common stock. The following table sets forth, the high and low sales price per share for our common stock as reported on the Nasdaq National Market during each quarter of our fiscal years ended December 31, 2005 and 2004.

	2005		2004	
Quarters	High	Low	High	Low
First	$ 30.92	$ 18.75	—	—
Second	$ 24.85	$ 15.45	—	—
Third (for 2004, from July 22, 2004)	$ 24.50	$ 17.98	$ 24.13	$ 12.70
Fourth	$ 20.82	$ 12.85	$ 31.87	$ 20.15

Holders

As of March 10, 2006, there were 33 holders of record of our common stock.

Dividends

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our ability to pay dividends is restricted by certain provisions contained in our revolving credit facility with LaSalle Bank N.A. and in our foreign exchange facility with HSBC Bank in India each of which require that we obtain written consent prior to the payment of dividends to Kanbay common stockholders.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders

Kanbay International, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Kanbay International, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Kanbay International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Accurum, Inc. and Pune Software Park Private Limited, which are included in the 2005 consolidated financial statements of Kanbay International, Inc. Accurum, Inc. constituted $13,019 and $1,193 of total and net assets, respectively, as of December 31, 2005 and $12,692 and $1,193 of revenues and net income, respectively, for the year then ended. Pune Software Park Private Limited constituted $4,831 and $(31) of total and net assets, respectively, as of December 31, 2005 and $0 and $(31) of revenues and net income (loss), respectively, for the year then ended. Kanbay International, Inc. completed its acquisitions of Accurum, Inc. and Pune Software Park Private Limited on March 1, 2005 and October 19, 2005, respectively, and as permitted by the U.S. Securities and Exchange Commission's guidance, management did not assess the effectiveness of internal control over financial reporting of Accurum, Inc. and Pune Software Park Private Limited. Our audit of internal control over financial reporting of Kanbay International, Inc. also did not include an evaluation of the internal control over financial reporting of Accurum, Inc. and Pune Software Park Private Limited.

In our opinion, management's assessment that Kanbay International, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Kanbay International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kanbay International, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005 and our report dated March 14, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois
March 14, 2006

Management's Report on Internal Control Over Financial Reporting

Management is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and notes to the consolidated financial statements. The financial statements were prepared in accordance with the accounting principles generally accepted in the U.S. and include certain amounts based on management's judgment and best estimates. Other financial information presented is consistent with the financial statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed under the supervision of the Company's principal executive and financial officers in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

i) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;

ii) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company completed its acquisitions of Accurum, Inc. and Pune Software Park Private Limited on March 1, 2005 and October 19, 2005, respectively. As permitted by the U.S. Securities and Exchange Commission, management's assessment as of December 31, 2005 did not include the internal control of Accurum, Inc. and Pune Software Park Private Limited, which are included in the Company's consolidated financial statements as of December 31, 2005. Accurum, Inc. constituted $13,019 and $1,193 of total and net assets, respectively, as of December 31, 2005 and $12,692 and $1,193 of revenues and net income, respectively, for the year then ended. Pune Software Park Private Limited constituted $4,831 and ($31) of total and net assets, respectively, as of December 31, 2005 and $0 and $(31) of revenues and net income (loss), respectively, for the year then ended. (All numbers referenced above for Accurum, Inc. and Pune Software Park Private Limited are stated in thousands.)

Based on management's assessment, which excluded an assessment of internal control over financial reporting of the acquired operations of Accurum, Inc. and Pune Software Park Private Limited, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2005 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting. That report appears on a preceeding page of this Report and expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting.

Kanbay International, Inc.

March 14, 2006

CERTIFICATION OF CHIEF EXECUTIVE OFFICER OF KANBAY INTERNATIONAL, INC. PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond J. Spencer, certify that:

1. I have reviewed this annual report on Form 10-K of Kanbay International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2006

/s/ RAYMOND J. SPENCER

Raymond J. Spencer
Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER OF KANBAY INTERNATIONAL, INC. PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William F. Weissman, certify that:

1. I have reviewed this annual report on Form 10-K of Kanbay International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2006

/s/ WILLIAM F. WEISSMAN

William F. Weissman
Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond J. Spencer, Chief Executive Officer of Kanbay International, Inc. (the "Company"), hereby certify, that:

1. The Company's annual report on Form 10-K for the period ended December 31, 2005 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

/s/ RAYMOND J. SPENCER

Raymond J. Spencer
Chief Executive Officer

March 16, 2006

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, William F. Weissman, Chief Financial Officer of Kanbay International, Inc. (the "Company"), hereby certify, that:

1. The Company's annual report on Form 10-K for the period ended December 31, 2005 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

/s/ WILLIAM F. WEISSMAN

William F. Weissman
Chief Financial Officer

March 16, 2006

Company Information

Corporate Headquarters

Kanbay International, Inc.
6400 Shafer Court
Rosemont, Illinois 60018 (USA)
Phone: +1.847.384.6100
www.kanbay.com

Investor Contacts

(Internal and External)
Kanbay International, Inc.
6400 Shafer Court
Rosemont, Illinois 60018 (USA)
Toll Free Hotline: +1.877.IR7.KBAY (+1.877.447.5229)
Phone: +1.847.384.8850
Seth Frank, Investor Relations & Finance
ir@kanbay.com

Exchange Listing and Symbol

The Company's common stock is listed on the NASDAQ National Market under the Ticker Symbol "KBAY"

Independent Public Accounting Firm

Ernst & Young LLP, Chicago, Illinois

Legal Counsel

Winston & Strawn LLP, Chicago, Illinois

Transfer Agent/Registrar

American Stock Transfer & Trust Company
Stockholders of record with questions about lost certificates, notification of change of address or other administrative matters should contact:
American Stock Transfer & Trust Company Shareholders Services
59 Maiden Lane
New York, NY 10038
Tel: 1-800-937-5449
Email: info@amstock.com

Equal Opportunity

Kanbay International, Inc. is an equal opportunity employer.

Annual Report on Form 10-K

The financial information in this report, in the opinion of management, substantially conforms with information required in the Company's annual report on Form 10-K filed with the Securities & Exchange Commission (SEC), which also contains additional information. Copies of Kanbay's annual report on Form 10-K, other documents filed with the SEC and other financial and statistical information are available through our Web site at www.kanbay.com. The most recent certifications by our principal executive and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. Shareholders will be mailed a copy of the Form 10-K, upon request, to: (ir@kanbay.com, subject: Stockholder Relations.)

Annual Meeting

The annual meeting of Kanbay International stockholders will be held on June 20, 2006 in Rosemont, Illinois.



KANBAY®

PEOPLE & TECHNOLOGY: POWERING TRANSFORMATION℠

[illegible]
Kanbay International, Inc. | 6400 Shafer Court | Rosemont, Illinois 60018 (USA)
Phone: +1.847.384.6100

www.kanbay.com